FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 29, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 29, 2013	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

ANNEX A

Advanced Semiconductor Engineering, Inc. and Subsidiaries Consolidated Financial Statements for the Six Months Ended June 30, 2012 and 2013 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have reviewed the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) and its subsidiaries as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, and the related consolidated statements of comprehensive income for the three months ended June 30, 2012 and 2013 and six months ended June 30, 2012 and 2013, and changes in equity and cash flows for the six months ended June 30, 2012 and 2013.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance endorsed by the Financial Supervisory Commission of the Republic of China.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
August 9, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent accountants’ review report and consolidated financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2013, DECEMBER 31, 2012, JUNE 30, 2012 AND JANUARY 1, 2012
(Amounts in Thousands)
(Reviewed, Not Audited)

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013			January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
ASSETS	NT$	NT$	NT$	NT$	US$ (Note 4)	LIABILITIES AND EQUITY	NT$	NT$	NT$	NT$	US$ (Note 4)

CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents (Notes 4 and 6)	$23,967,045	$20,148,888	$19,993,516	$25,740,189	$859,152	Short-term borrowings (Note 19)	$22,965,133	$28,144,825	$36,884,926	$35,913,749	$1,198,723
Financial assets at fair value through						Financial liabilities at fair value
profit or loss - current (Notes 4, 5						through profit or loss - current (Notes
and 7)	706,755	2,358,701	4,035,000	4,483,995	149,666	4, 5 and 7)	134,274	120,238	467,148	122,499	4,089
Available-for-sale financial assets -						Derivative financial liabilities for
current (Notes 4 and 8)	48,794	47,568	48,266	74,988	2,503	hedging - current (Notes 4, 5 and 9)	-	23,195	4,524	-	-
Held-to-maturity financial assets -						Trade payables	21,191,923	21,854,694	24,226,701	22,402,703	747,754
current (Note 4)	-	-	-	14,567	486	Other payables (Note 21)	15,635,861	21,442,878	15,692,194	24,633,244	822,204
Derivative financial assets for hedging -						Current tax liabilities (Note 4)	2,400,592	1,672,376	2,784,310	2,342,993	78,204
current (Notes 4, 5 and 9)	-	-	-	1,940	65	Advance real estate receipts (Note 4)	47,667	499,551	167,017	79,591	2,657
Debt investments with no active market -						Current portion of long-term borrowings
current (Notes 4 and 10)	90,825	89,640	87,120	-	-	(Notes 19 and 35)	3,418,799	3,921,785	3,167,050	2,483,560	82,896
Trade receivables, net (Notes 4 and 11)	30,599,119	31,825,551	37,423,491	34,914,419	1,165,368	Other current liabilities	1,090,792	1,656,874	1,274,263	1,344,783	44,886
Other receivables (Note 4)	693,016	715,748	384,613	437,013	14,587
Current tax assets (Note 4)	101,631	222,695	243,675	169,158	5,646	Total current liabilities	66,885,041	79,336,416	84,668,133	89,323,122	2,981,413
Inventories (Notes 4, 5 and 12)	13,920,757	14,385,998	15,171,042	14,451,657	482,365
Inventories related to real estate						NON-CURRENT LIABILITIES
business (Notes 4, 5, 13, 24 and 35)	16,149,498	17,226,543	16,902,018	17,593,489	587,233	Derivative financial liabilities for
Other financial assets - current (Notes 4						hedging - non-current (Notes 4, 5 and 9)	58,279	-	-	-	-
and 35)	501,363	999,993	318,885	435,864	14,548	Bonds payable (Note 20)	10,876,538	10,843,450	10,804,551	10,984,249	366,630
Other current assets	2,348,483	2,985,260	2,887,951	3,154,266	105,282	Long-term borrowings (Notes 19 and 35)	39,266,414	32,720,003	33,783,165	34,185,694	1,141,045
						Deferred tax liabilities (Note 4)	1,377,278	1,489,981	1,806,903	2,328,634	77,725
Total current assets	89,127,286	91,006,585	97,495,577	101,471,545	3,386,901	Accrued pension liabilities (Notes 4, 5
						and 22)	4,874,462	4,782,907	5,148,696	5,029,572	167,876
NON-CURRENT ASSETS						Other non-current liabilities	702,904	666,705	546,562	653,305	21,806
Available-for-sale financial assets -
non-current (Notes 4 and 8)	1,066,368	1,116,081	1,096,709	1,223,004	40,821	Total non-current liabilities	57,155,875	50,503,046	52,089,877	53,181,454	1,775,082
Investments accounted for using the
equity method (Notes 4 and 14)	1,116,919	1,013,785	1,177,871	1,101,696	36,772	Total liabilities	124,040,916	129,839,462	136,758,010	142,504,576	4,756,495
Property, plant and equipment (Notes 4,
15, 24, 35 and 36)	112,996,056	120,457,688	127,197,774	130,265,390	4,347,977	EQUITY ATTRIBUTABLE TO OWNERS OF THE
Goodwill (Notes 4, 5 and 16)	10,374,501	10,351,168	10,306,823	10,357,912	345,725	COMPANY (Notes 4 and 23)
Other intangible assets (Notes 4, 5, 17						Share capital	67,571,325	66,615,739	76,047,667	76,124,055	2,540,856
and 24)	2,559,493	2,228,792	2,054,446	1,800,810	60,107	Capital surplus	3,976,014	5,107,897	5,262,129	5,568,053	185,850
Deferred tax assets (Notes 4 and 5)	3,744,781	3,791,238	3,725,493	3,609,599	120,481	Retained earnings
Other financial assets - non-current						Legal reserve	6,039,239	7,411,835	7,411,835	8,720,971	291,087
(Notes 4 and 35)	317,957	283,055	286,160	338,903	11,312	Special reserve	1,272,417	-	-	3,663,930	122,294
Long-term prepayments for lease (Notes 18						Unappropriated earnings	25,162,346	25,689,204	23,526,565	16,616,569	554,625
and 24)	3,420,700	3,835,259	4,164,062	4,227,799	141,115	Total retained earnings	32,474,002	33,101,039	30,938,400	29,001,470	968,006
Other non-current assets	356,834	957,577	204,854	828,521	27,654	Other equity	235,088	(859,506)	(2,858,749)	170,951	5,706
						Treasury shares	(4,731,741)	(1,959,107)	(1,959,107)	(1,959,107)	(65,391)
Total non-current assets	135,953,609	144,034,643	150,214,192	153,753,634	5,131,964
						Total equity attributable to owners of
						the Company	99,524,688	102,006,062	107,430,340	108,905,422	3,635,027

						NON-CONTROLLING INTERESTS (Notes 4 and 23)	1,515,291	3,195,704	3,521,419	3,815,181	127,343

						Total equity	101,039,979	105,201,766	110,951,759	112,720,603	3,762,370

TOTAL	$225,080,895	$235,041,228	$247,709,769	$255,225,179	$8,518,865	TOTAL	$225,080,895	$235,041,228	$247,709,769	$255,225,179	$8,518,865

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$45,872,457	$50,759,768	$1,694,251	$88,973,087	$98,949,641	$3,302,725

OPERATING COSTS (Notes 12, 22 and 24)	37,020,026	40,327,872	1,346,057	72,940,554	80,237,173	2,678,143

GROSS PROFIT	8,852,431	10,431,896	348,194	16,032,533	18,712,468	624,582

OPERATING EXPENSES (Notes 22 and 24)
Selling and marketing expenses	672,707	728,281	24,308	1,339,754	1,417,185	47,303
General and administrative expenses	2,086,186	2,043,750	68,216	4,023,897	4,048,357	135,126
Research and development expenses	1,950,075	2,260,063	75,436	3,710,459	4,244,383	141,668

Total operating expenses	4,708,968	5,032,094	167,960	9,074,110	9,709,925	324,097

PROFIT FROM OPERATIONS	4,143,463	5,399,802	180,234	6,958,423	9,002,543	300,485

NON-OPERATING INCOME AND EXPENSES
Other income (Note 24)	125,978	89,926	3,002	263,000	166,023	5,541
Other gains and losses (Note 24)	(25,181)	97,051	3,239	104,090	130,083	4,342
Finance costs (Note 24)	(501,903)	(531,962)	(17,756)	(1,000,610)	(1,071,199)	(35,754)
Share of the loss of associates (Note 4)	(9,821)	(16,893)	(564)	(19,607)	(30,781)	(1,027)

Total non-operating income and expenses	(410,927)	(361,878)	(12,079)	(653,127)	(805,874)	(26,898)

PROFIT BEFORE INCOME TAX	3,732,536	5,037,924	168,155	6,305,296	8,196,669	273,587

INCOME TAX EXPENSE (Notes 4, 5 and 25)	442,281	1,126,786	37,610	907,004	1,929,543	64,404

NET PROFIT FOR THE PERIOD	3,290,255	3,911,138	130,545	5,398,292	6,267,126	209,183

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences on translating foreign operations	690,639	962,622	32,130	(1,134,606)	3,021,054	100,836
Unrealized gain (loss) on available-for-sale financial assets	(28,525)	(25,208)	(841)	39,113	126,579	4,225
Cash flow hedges	13,567	1,940	65	35,084	6,464	216
Share of the other comprehensive income (loss) of associates	(103,309)	14,732	492	(28,623)	(786)	(26)
Income tax relating to the components of other comprehensive income	(2,306)	-	-	(5,964)	(769)	(26)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Other comprehensive income (loss) for the period, net of income tax	$570,066	$954,086	$31,846	$(1,094,996)	$3,152,542	$105,225

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$3,860,321	$4,865,224	$162,391	$4,303,296	$9,419,668	$314,408

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$3,196,581	$3,820,412	$127,517	$5,242,344	$6,051,044	$201,971
Non-controlling interests	93,674	90,726	3,028	155,948	216,082	7,212

	$3,290,255	$3,911,138	$130,545	$5,398,292	$6,267,126	$209,183

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$3,744,451	$4,728,744	$157,835	$4,147,750	$9,080,744	$303,096
Non-controlling interests	115,870	136,480	4,556	155,546	338,924	11,312

	$3,860,321	$4,865,224	$162,391	$4,303,296	$9,419,668	$314,408

EARNINGS PER SHARE (Note 26)
Basic	$0.43	$0.51	$0.02	$0.70	$0.81	$0.03
Diluted	$0.42	$0.50	$0.02	$0.69	$0.79	$0.03

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)
(Reviewed, Not Audited)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange	Un- realized Gain (Loss) on Available- for-sale
								Differences on
	Share Capital			Retained Earnings				Translating
	Shares					Unappro-		Foreign		Cash Flow				Non-controlling Interests
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	priated Earnings	Total	Operations	Financial Assets	Hedges	Total	Treasury Shares	Total		Total Equity

BALANCE AT JANUARY 1, 2012	6,755,707	$67,571,325	$3,976,014	$6,039,239	$1,272,417	$25,162,346	$32,474,002	$-	$283,460	$(48,372)	$235,088	$(4,731,741)	$99,524,688	$1,515,291	$101,039,979

Net profit for the six months ended June 30, 2012	-	-	-	-	-	5,242,344	5,242,344	-	-	-	-	-	5,242,344	155,948	5,398,292

Other comprehensive income (loss) for the six months ended June 30, 2012, net of income tax	-	-	-	-	-	-	-	(1,134,016)	10,302	29,120	(1,094,594)	-	(1,094,594)	(402)	(1,094,996)

Total comprehensive income (loss) for the six months ended June 30, 2012	-	-	-	-	-	5,242,344	5,242,344	(1,134,016)	10,302	29,120	(1,094,594)	-	4,147,750	155,546	4,303,296

Appropriation of 2011 earnings
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)	(22,799)	(4,348,083)

	-	-	-	1,372,596	(1,272,417)	(4,425,463)	(4,325,284)	-	-	-	-	-	(4,325,284)	(22,799)	(4,348,083)

Cancel of treasury shares	(105,475)	(1,054,750)	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	-	2,772,634	-	-	-

Cash dividends received by subsidiaries from parent company	-	-	83,277	-	-	-	-	-	-	-	-	-	83,277	-	83,277

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 23 and 29)	-	-	2,171,296	-	-	-	-	-	-	-	-	-	2,171,296	1,444,322	3,615,618

Issue of ordinary shares under employee share options	8,639	99,164	305,171	-	-	-	-	-	-	-	-	-	404,335	103,344	507,679

BALANCE AT JUNE 30, 2012	6,658,871	$66,615,739	$5,107,897	$7,411,835	$-	$25,689,204	$33,101,039	$(1,134,016)	$293,762	$(19,252)	$(859,506)	$(1,959,107)	$102,006,062	$3,195,704	$105,201,766

BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,262,129	$7,411,835	$-	$23,526,565	$30,938,400	$(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$107,430,340	$3,521,419	$110,951,759

Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 23)	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-	-	-

Net profit for the six months ended June 30, 2013	-	-	-	-	-	6,051,044	6,051,044	-	-	-	-	-	6,051,044	216,082	6,267,126

Other comprehensive income for the six months ended June 30, 2013, net of income tax	-	-	-	-	-	-	-	2,899,612	124,393	5,695	3,029,700	-	3,029,700	122,842	3,152,542

Total comprehensive income for the six months ended June 30, 2013	-	-	-	-	-	6,051,044	6,051,044	2,899,612	124,393	5,695	3,029,700	-	9,080,744	338,924	9,419,668

Appropriation of 2012 earnings
Legal reserve	-	-	-	1,309,136	-	(1,309,136)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	309,992	(309,992)	-	-	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(7,987,974)	(7,987,974)	-	-	-	-	-	(7,987,974)	(99,597)	(8,087,571)

	-	-	-	1,309,136	309,992	(9,607,102)	(7,987,974)	-	-	-	-	-	(7,987,974)	(99,597)	(8,087,571)

Cash dividends received by subsidiaries from parent company	-	-	153,177	-	-	-	-	-	-	-	-	-	153,177	-	153,177

Issue of ordinary shares under employee share options	7,831	76,388	152,747	-	-	-	-	-	-	-	-	-	229,135	54,435	283,570

BALANCE AT JUNE 30, 2013	7,610,123	$76,124,055	$5,568,053	$8,720,971	$3,663,930	$16,616,569	$29,001,470	$(310,636)	$479,647	$1,940	$170,951	$(1,959,107)	$108,905,422	$3,815,181	$112,720,603

US. DOLLARS (Note 4)
BALANCE AT JUNE 30, 2013	7,610,123	$2,540,856	$185,850	$291,087	$122,294	$554,625	$968,006	$(10,368)	$16,009	$65	$5,706	$(65,391)	$3,635,027	$127,343	$3,762,370

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Six Months Ended June 30
	2012	2013
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$6,305,296	$8,196,669	$273,587
Adjustments for:
Depreciation expense	10,922,896	12,240,737	408,569
Amortization expense	516,747	451,519	15,071
Net (gains) losses on fair value change of financial assets and liabilities at fair value through profit or loss	94,432	(806,097)	(26,906)
Interest expense	984,011	1,051,905	35,110
Interest income	(201,582)	(86,290)	(2,880)
Dividend income	(8,545)	(12,103)	(404)
Compensation cost of employee share options	349,362	134,761	4,498
Share of the loss of associates	19,607	30,781	1,027
Impairment loss recognized on financial assets	-	166,325	5,552
Impairment loss recognized on non-financial assets	213,282	390,425	13,031
Others	(4,177)	558,971	18,657
Changes in operating assets and liabilities
Financial assets held for trading	19,128	599,518	20,011
Trade receivables	(1,097,598)	2,540,993	84,813
Other receivables	24,691	57,828	1,930
Inventories	(1,700,271)	(256,080)	(8,547)
Other current assets	(641,694)	(253,250)	(8,453)
Financial liabilities held for trading	(286,702)	(657,275)	(21,938)
Trade payables	620,592	(1,863,811)	(62,210)
Other payables	168,929	371,522	12,401
Other current liabilities	833,468	(85,467)	(2,853)
Other operating activities items	(116,469)	(3,706)	(124)
	17,015,403	22,767,875	759,942
Interest received	198,959	76,722	2,561
Dividend received	8,545	12,103	404
Interest paid	(1,101,158)	(1,072,108)	(35,785)
Income tax paid	(1,730,949)	(1,654,404)	(55,220)

Net cash generated from operating activities	14,390,800	20,130,188	671,902

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(1,492,840)	-	-
Proceeds from disposal of financial assets designated as at fair value through profit or loss	-	70,210	2,343
Purchase of available-for-sale financial assets	(420,064)	(210,231)	(7,017)
Purchase of held-to-maturity financial assets	-	(88,169)	(2,943)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Six Months Ended June 30
	2012	2013
	NT$	NT$	US$ (Note 4)

Proceeds on sale of available-for-sale financial assets	$424,282	$196,615	$6,563
Proceeds on sale of held-to-maturity financial assets	-	73,716	2,460
Cash received from return of capital by available-for-sale financial assets	5,303	19,062	636
Net cash outflow on acquisition of subsidiaries	(261,607)	(250,387)	(8,357)
Payments for property, plant and equipment	(18,137,192)	(13,094,362)	(437,061)
Proceeds from disposal of property, plant and equipment	140,501	149,905	5,004
Payments for intangible assets	(148,260)	(155,846)	(5,202)
Increase in other financial assets	(460,535)	(136,886)	(4,569)
Increase in other non-current assets	(484,519)	413	14

Net cash used in investing activities	(20,834,931)	(13,425,960)	(448,129)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings	5,179,692	(1,516,737)	(50,625)
Proceeds from long-term borrowings	5,387,623	12,411,898	414,282
Repayment of long-term borrowings	(11,231,283)	(13,385,195)	(446,769)
Proceeds from exercise of employee share options	158,317	148,809	4,967
Increase in non-controlling interests	3,592,819	(99,597)	(3,324)
Other financing activities items	6,866	(45,682)	(1,525)

Net cash generated from (used in) financing activities	3,094,034	(2,486,504)	(82,994)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES	(468,060)	1,528,949	51,033

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,818,157)	5,746,673	191,812

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	23,967,045	19,993,516	667,340

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$20,148,888	$25,740,189	$859,152

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013
(Amounts in Thousands, Unless Stated Otherwise)
(Reviewed, Not Audited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”.  Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American Depositary Shares (“ADS”).

The functional currency of the Company and the reporting currency of the consolidated financial statements are both New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were reported to the board of directors and authorized for issue on August 9, 2013.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	New, amended and revised standards and interpretations in issue but not yet effective

The Group has not applied the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), IFRIC Interpretations (“IFRIC”), and SIC Interpretations (“SIC”) issued by the International Accounting Standards Board (“IASB”).  As of the date that the consolidated financial statements were authorized for issue, the Financial Supervisory Commission (the “FSC”) has not announced the effective dates for the following new, amended and revised standards and interpretations.

New, Amended or Revised Standards and Interpretations		Effective Date Announced by IASB (Note)

Endorsed by the FSC

Amendments to IFRSs	Improvements to IFRSs (2009) - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
IFRS 9 (2009)	Financial Instruments	January 1, 2015
Amendment to IAS 39	Embedded Derivatives	Effective for annual periods ending on or after June 30, 2009
(Continued)

New, Amended or Revised Standards and Interpretations		Effective Date Announced by IASB (Note)

Not yet endorsed by the FSC

Amendments to IFRSs	Improvements to IFRSs (2010) - amendment to IAS 39	July 1, 2010 and January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 cycle	January 1, 2013
Amendments to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures for First-Time Adopters	July 1, 2010
Amendments to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters	July 1, 2011
Amendments to IFRS 1	Government Loans	January 1, 2013
Amendments to IFRS 7	Disclosure - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 7	Disclosure - Transfer of Financial Assets	July 1, 2011
IFRS 9 (2010)	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 13	Fair Value Measurement	January 1, 2013
Amendments to IAS 1	Presentation of Other Comprehensive Income	July 1, 2012
Amendments to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012
IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013
IFRIC 21	Levies	January 1, 2014
(Concluded)

Note:	Unless stated otherwise, the above new, amended and revised standards and interpretations are effective for annual periods beginning on or after the respective effective dates.

b.	Significant impending changes in accounting policy resulted from new, amended and revised standards and interpretations in issue but not yet effective

Except for the following, the initial application of the above new, amended and revised standards and interpretations has not had any material impact on the Group’s accounting policies:

1)	IFRS 9 “Financial Instruments”

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments:  Recognition and Measurement” to be subsequently measured at amortized cost or fair value.  Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods.  All other financial assets are measured at their fair values at the balance sheet date.  However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

2)	New and revised standards upon consolidation, joint arrangement, associates and related disclosure

a)	IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation - Special Purpose Entities”.  The Group considers its ability of control over other entities for consolidation.  The Group has control over an investee if and only if it has (1) power over the investee; (2) exposure, or rights, to variable returns from its involvement with the investee and (3) the ability to use its power over the investee to affect the amount of its returns.  Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee.

b)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities.  In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

c)	Revision to IAS 28 “Investments in Associates and Joint Ventures”

Revised IAS 28 requires when a portion of an investment in associates meets the criteria to be classified as held for sale, that portion is classified as held for sale.  Any retained portion of its investment in associates that has not been classified as held for sale is accounted for using the equity method.  Previously, when a portion of an investment in associates meets the criteria to be classified as held for sale, the entire investment in associates is classified as held for sale and ceases to apply the equity method.

3)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements.  It defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements.  The disclosure requirements in IFRS 13 are more extensive than those required in the current standards.  For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

4)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that a) will not be reclassified subsequently to profit or loss and b) will be reclassified subsequently to profit or loss when specific conditions are met.  Income taxes on related items of other comprehensive income are grouped on the same basis.  Previously, there were no such requirements.

5)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit.  The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed.  Furthermore, the Group is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

c.	Impact on consolidated financial statements resulted from new, amended and revised standards and interpretations in issue but not yet effective

As of the date that the consolidated financial statements were authorized for issue, the Group is in the process of estimating the impact of the initial application of the above new and revised standards, amendments and interpretations on its financial position and financial performance.  Disclosures will be provided when the Group completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICY

On May 14, 2009, the FSC announced the “Framework for the Adoption of IFRSs by the Companies in the ROC.”  Under this framework, starting 2013, companies with shares listed on the Taiwan Stock Exchange or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their consolidated financial statements in accordance with the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance endorsed by the FSC with the effective dates (collectively referred to as “Taiwan-IFRSs”).

The date of transition to Taiwan-IFRSs was January 1, 2012.  Refer to Note 39 to the consolidated financial statements for the impact of Taiwan-IFRSs conversion on the consolidated financial statements.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the ROC.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with Taiwan-IFRSs.  Disclosure information included in interim financial reports is less than disclosures required in a full set of annual financial reports.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value as explained in the accounting policies below.  Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The opening consolidated balance sheet as of the date of transition to Taiwan-IFRSs was prepared in accordance with IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.  The applicable Taiwan-IFRSs have been applied retrospectively by the Group except for some aspects where other Taiwan-IFRSs prohibit retrospective application and specified areas where IFRS 1 grants limited exemptions from the requirements of other Taiwan-IFRSs.  For the exemptions that the Group elected, refer to Note 39 to the consolidated financial statements.

The significant accounting policies are set out as below.

Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date.  Property, plant and equipment, intangible assets, other than assets classified as current are classified as non-current.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.  Liabilities that are not classified as current are classified as non-current.

For the Group’s real estate business, whose operating cycle is longer than one year, the length of the operating cycle is the basis for classifying the Group’s real estate related assets and liabilities as current or non-current.

Basis of Consolidation

Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries).  Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the acquisition date and up to the date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Non-controlling interests shall be presented in the consolidated balance sheets within equity, separately from the equity attributable to the owners of the Company.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions.  The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.  Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

Subsidiaries included in the consolidated financial statements

The consolidated entities as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013 were as follows:

		Establishmentand Operating Location	Percentage of Ownership
Name of Investee	Main Businesses		January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0	100.0
J & R Holding Limited (J&R Holding)	Holding company	Bermuda	100.0	100.0	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0	100.0	100.0
Power ASE Technology Inc. (Power ASE)	Engaged in the packaging and testing of semiconductors	Taoyuan, ROC	99.6	-	-	-
Yang Ting Tech Co., Ltd. (Yang Ting)	Engaged in the packaging and testing of semiconductors	Taichung, ROC	-	100.0	100.0	100.0
Universal Scientific Industrial Co., Ltd. (USI)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories.	Nantou, ROC	99.2	99.2	99.2	99.2
Lu-Chu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	83.9	84.3	84.3	84.3
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company and established in June 2012	Kun Shan, China	-	100.0	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0	100.0
ASEP Realty Corporation	Liquidated in February 2012	Philippines	100.0	-	-	-
ASE Holding Electronics (Philippines), Incorporated	Liquidated in February 2012	Philippines	100.0	-	-	-
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0	100.0	100.0
ASE Test Limited (ASE Test)	Holding company	Singapore	100.0	100.0	100.0	100.0
ASE (Korea) Inc. (ASE Korea)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0	100.0	100.0
(Continued)

		Establishment and Operating Location	Percentage of Ownership
Name of Investee	Main Businesses		January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013

ASE Japan Co., Ltd. (ASE Japan)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0	100.0
ASE (U.S.) Inc. (ASE US)	After-sales service and sales support	U.S.A.	100.0	100.0	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0	100.0	100.0
ASE (Shanghai) Inc. (“ASE Shanghai”)	Engaged in the production of substrates	Shanghai, China	100.0	100.0	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0	100.0
ASE Hi-Tech (Shanghai) Inc.	Merged into ASE Shanghai in August 2012	Shanghai, China	100.0	100.0	-	-
ASE Module (Kunshan) Inc.	Will engage in the production and sale of electronic components	Kun Shan, China	100.0	100.0	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties and was established in February 2012	Kun Shan, China	-	100.0	100.0	100.0
(Continued)

		Establishment and Operating Location	Percentage of Ownership
Name of Investee	Main Businesses		January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013

Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties and was established in February 2012	Kun Shan, China	-	100.0	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0	100.0	100.0
ASE Test Finance Limited	Engaged in financing activity	Mauritius	100.0	100.0	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0	100.0
ASE Assembly & Test (HK) Limited	Liquidated in December 2012	Hong Kong	100.0	100.0	-	-
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0	100.0
Shanghai Wei Yu Hong Xin Semiconductors Inc.	In the business development stage	Shanghai, China	100.0	100.0	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of seniconductors	Wuxi, China	-	-	-	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2	99.2
Senetex Investment Co., Ltd.	Engaged in investing activity	Nantou, ROC	99.2	99.2	99.2	99.2
Ta-Chi Investment Co., Ltd.	Engaged in investing activity	Nantou, ROC	99.2	99.2	99.2	99.2
Universal Scientific Industrial (UK) Ltd.	After-sales services	Britain	99.2	99.2	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2	99.2	99.2
USI International Limited	Liquidated in February 2013	Hong Kong	99.2	99.2	99.2	-
Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	99.2	99.2	99.2	99.2
Rising Capital Investment Limited	Holding company	British Cayman Islands	99.2	99.2	99.2	99.2
Rise Accord Limited	Holding company	British Cayman Islands	99.2	99.2	99.2	99.2
e-Cloud Corporation	Engaged in the trading of computer systems	Shanghai, China	99.2	99.2	99.2	99.2
Cubuy Corporation	Engaged in the trading of computer systems	Shanghai, China	99.2	99.2	99.2	99.2
(Continued)

		Establishment and Operating Location	Percentage of Ownership
Name of Investee	Main Businesses		January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013

Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2	99.2	99.2
USI Enterprise Limited	Holding company	Hong Kong	99.2	99.1	99.1	99.1
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of new electronic components	Shanghai, China	99.2	88.7	88.6	88.6
Universal Global Technology Co., Limited	Holding company	Hong Kong	99.2	88.7	88.6	88.6
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	99.2	88.7	88.6	88.6
Universal Global Technology (Shenzhen) Co., Ltd.	Engaged in the research and manufacturing of computer peripherals	Shenzhen, China	99.2	88.7	88.6	88.6
Universal Global Industrial Co., Limited	Holding company and engaged in manufacturing, trading and investing activity	Hong Kong	99.2	88.7	88.6	88.6
Universal Global Scientific Industrial Co., Ltd.	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	99.2	88.7	88.6	88.6
USI Manufacturing Service, Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	99.2	88.7	88.6	88.6
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of montherboards and computer components	Mexico	99.2	88.7	88.6	88.6
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	99.2	88.7	88.6	88.6
USI@Work, Inc.	After-sale service	U.S.A.	99.2	88.7	88.6	88.6
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	99.2	88.7	88.6	88.6
(Concluded)

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date (i.e., the date when the Group obtains control) fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.  If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree, the excess is recognized immediately in profit or loss as a bargain purchase gain.

Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At the balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the end of reporting period except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into NT$ using exchange rates prevailing at the balance sheet date.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

In relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests of the subsidiary and are not recognized in profit or loss.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value.  Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale.  Raw materials and supplies are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet dates.

Inventories related to real estate business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights.  Land held for development is recorded as land held for construction upon obtaining the title of ownership.  The prepayment is recorded as prepayments for land use rights before obtaining the title of ownership.  Construction in progress is accounted for using the completed-contract method.  Prior to the completion, borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to land and buildings held for sale upon completion.  Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item.  The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers.  Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

Investments Accounted for Using the Equity Method

Investments accounted for using the equity method include investments in associates.  An associate is an entity over which the Group has significant influence and that is not a subsidiary.  Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control over those policies.

The results as well as assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.  Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  The Group also recognizes the changes in the Group’s share of equity of associates.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

When an entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are eliminated.

Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss.  Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.  Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized using the straight-line method.  The estimated useful lives, residual values and depreciation methods are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.  Freehold land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising from the disposal or retirement of an item of property, plant and equipment is recognized in profit or loss.

Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired.  For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combinations.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit.  Any impairment loss for goodwill is recognized directly in profit or loss.  A reversal of an impairment loss recognized for goodwill is prohibited in subsequent periods.

Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment.  Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over the estimated useful lives.  The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date.  Subsequent to initial recognition, other intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment.

Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  Recoverable amount is the higher of fair value less costs to sell and value in use.  If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss subsequently is reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.  Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a.	Measurement category

The classification of financial assets held by the Group depends on the nature and the purpose of financial assets and is determined at the time of initial recognition.

1)	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at fair value through profit or loss when the financial assets are either held for trading or they are designated as at fair value through profit or loss.  Financial assets at fair value through profit or loss are stated at fair value with any gains or losses arising from remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.  Fair value is determined in the manner described in Note 33.

2)	Held-to-maturity financial assets

The Group classified the investments in foreign government bonds above specific credit ratings and the Group has positive intent and ability to hold these investments to maturity as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.  Fair value is determined in the manner described in Note 33.

3)	Available-for-sale financial assets

Shares held by the Group that fair value can be reliably measured are classified as available-for-sale financial assets and are stated at fair value at balance sheet date.  Changes in the carrying amounts of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.  When the investment is disposed of or is determined to be impaired, the cumulative gains or losses that previously accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.  Fair value is determined in the manner described in Note 33.

Dividends from available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

4)	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment.  Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b.	Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indications of impairment at balance sheet date.  Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis.  The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates.  If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss.  The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.  In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss.  Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c.	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.  On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gains or losses that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity.  No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL.  Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at fair value through profit or loss are stated at fair value with any gains or losses, including dividends or interest paid, arising on remeasurement recognized in profit or loss.  Fair value is determined in the manner described in Note 33.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired.  The difference between the carrying amounts of the financial liabilities derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at balance sheet date.  The resulting gains or losses are recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.  When the fair value of derivative instruments is positive, they are recognized as financial assets; when the fair value of derivative instruments is negative, they are recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at fair value through profit or loss.

Hedge Accounting

The Group designates certain hedging instruments as either fair value hedge or cash flow hedge.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.  The change in the fair value of the hedging instrument and the underlying hedged item are recognized in profit or loss in the line item relating to the hedged item.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedge are recognized in other comprehensive income and accumulated under the heading of cash flow hedges.  Gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.  The cumulative gains or losses on the hedging instruments that were previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs.  When the forecast transaction is ultimately recognized in profit or loss, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss or are included in the initial cost as non-financial assets or non-financial liabilities.  When a forecast transaction is no longer expected to occur, the gains or losses accumulated in equity are recognized immediately in profit or loss.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Group; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

Rendering of services

Service income is recognized when services are rendered.

Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured.  Interest income is accrued on a time passage basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

The Group as a lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or for sale.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period.  Actuarial gains and losses on defined benefit obligations are recognized immediately in other comprehensive income.

The cost of providing benefits at the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year.

Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.  The fair value of the equity instruments determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest.  The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Interim period income taxes are assessed on an annual basis.  Interim period income tax expense is calculated by applying to the interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income expense in the year the shareholders approve the distribution of earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits for purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at balance sheet date and is adjusted based on whether it is probable that sufficient taxable profits would be available to allow all or part of deferred tax assets to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled.  The measurement of deferred tax assets and  liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recorded in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from NT$ at the exchange rate as set forth in the statistical release of the U.S. Federal Reserve Board, which was NT$29.96 to US$1.00 as of June 28, 2013.  The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and underlying assumptions are based on historical experience and other factors that are considered relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that could have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated.  The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value.  When the actual future cash flows are less than expectation, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to a specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry.  Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value.  The net realizable value of inventories is mainly determined based on assumptions of future demand within a specific time period.

Income Taxes

The realizability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available.  As of January 1, 2012, June 30, 2012, December 31, 2012 and

June 30, 2013, the carrying amounts of the Group’s deferred tax assets in relation to unused loss carry forward and unused tax credit were NT$1,566,192 thousand, NT$1,613,834 thousand, NT$1,409,791 thousand and NT$1,281,996 thousand (US$42,790 thousand), respectively.  As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, no deferred tax asset has been recorded in relation to unused loss carry forward and unused tax credit of NT$382,158 thousand, NT$542,500 thousand, NT$513,610 thousand and NT$593,764 thousand (US$19,819 thousand), respectively, due to the uncertainty of future profit streams.

Retirement Benefit Obligations

In determining the present value of the Group’s defined benefit obligations, management is required to use its judgments and estimates in applying certain actuarial assumptions including discount rates and expected rates of return on plan assets at the end of each year.  Any changes in actuarial assumptions could result in significant effect on the present value of the Group’s defined benefit obligations.

Fair value of Derivatives and Other Financial Instruments

As described in Note 33, the Group’s management uses judgments applying appropriate valuation techniques commonly applied by market practitioners.  All the assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates.  The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 33.  The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Cash on hand	$10,240	$10,218	$8,721	$9,847	$329
Checking accounts and demand deposits	13,879,155	12,133,121	13,575,159	17,777,593	593,378
Cash equivalent	10,077,650	8,005,549	6,409,636	7,952,749	265,445

	$23,967,045	$20,148,888	$19,993,516	$25,740,189	$859,152

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant.  Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Dual currency deposits	$-	$-	$2,178,381	$2,587,057	$86,350
Structured time deposits	-	1,492,840	1,644,601	1,242,178	41,461
	-	1,492,840	3,822,982	3,829,235	127,811

(Continued)

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Financial assets held for trading

Swap contracts	$478,504	$224,254	$18,890	$576,535	$19,244
Quoted shares	46,858	51,423	18,000	41,409	1,382
Open-end mutual funds	170,581	580,232	171,802	32,375	1,081
Forward exchange contracts	10,812	9,952	3,326	4,441	148
	706,755	865,861	212,018	654,760	21,855

	$706,755	$2,358,701	$4,035,000	$4,483,995	$149,666

Financial liabilities held for trading

Swap contracts	$81,450	$84,256	$423,366	$76,584	$2,556
Forward exchange contracts	13,944	9,010	35,883	29,510	985
Foreign currency option contracts	-	-	7,899	16,405	548
Cross currency swap contracts	38,880	26,972	-	-	-

	$134,274	$120,238	$467,148	$122,499	$4,089
(Concluded)

The Group entered into investment portfolios consisting of structured time deposits and dual currency deposits with banks, and both included embedded derivative instruments which are not closely related to the host contracts.  The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

January 1, 2012

Sell NT$/Buy US$	2012.01-2012.12	NT$19,936,501/US$677,600
Sell US$/Buy NT$	2012.01-2012.03	US$96,500/NT$2,854,357
Sell US$/Buy JPY	2012.01-2012.12	US$72,260/JPY5,600,000
Sell US$/Buy EUR	2012.01	US$1,992/EUR1,500

June 30, 2012

Sell US$/Buy NT$	2012.07	US$72,700/NT$2,166,545
Sell NT$/Buy US$	2012.07-2013.11	NT$24,208,018/US$820,000
Sell US$/Buy JPY	2012.07-2012.12	US$76,491/JPY5,950,000
Sell US$/Buy CNY	2012.12	US$40,000/CNY256,400

December 31, 2012

Sell NT$/Buy US$	2013.01-2013.12	NT$29,616,245/US$1,011,500
Sell US$/Buy NT$	2013.01-2013.04	US$182,500/NT$5,315,035
Sell US$/Buy JPY	2013.01-2013.02	US$63,961/JPY5,280,000
Sell US$/Buy CNY	2013.06	US$40,000/CNY251,940

(Continued)

		Notional Amount
Currency	Maturity Period	(In Thousands)

June 30, 2013

Sell NT$/Buy US$	2013.07-2014.06	NT$32,407,037/US$1,102,200
Sell US$/Buy NT$	2013.07-2013.09	US$145,700/NT$4,350,856
Sell US$/Buy JPY	2013.07	US$64,118/JPY6,150,000
Sell US$/Buy KRW	2013.07	US$15,000/KRW17,367,000
Sell US$/Buy CNY	2013.12	US$40,000/CNY249,240
(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

		Notional Amount
Currency	Maturity Period	(In Thousands)

January 1, 2012

Sell US$/Buy JPY	2012.01	US$31,500/JPY2,454,249
Sell US$/Buy NT$	2012.01-2012.03	US$68,000/NT$2,055,270
Sell US$/Buy MYR	2012.01-2012.03	US$16,000/MYR50,522
Sell US$/Buy EUR	2012.01	US$2,354/EUR1,800
Sell US$/Buy KRW	2012.01	US$42,000/KRW48,435,800
Sell US$/Buy SGD	2012.01-2012.02	US$5,500/SGD7,141
Sell EUR/Buy US$	2012.01-2012.02	EUR1,500/US$2,046

June 30, 2012

Sell US$/Buy CNY	2012.07-2012.08	US$22,000/CNY139,491
Sell US$/Buy NT$	2012.07	US$20,000/NT$598,400
Sell US$/Buy MYR	2012.07-2012.09	US$22,500/MYR71,517
Sell US$/Buy SGD	2012.07	US$4,000/SGD5,098
Sell US$/Buy JPY	2012.07-2012.09	US$55,500/JPY4,403,215
Sell EUR/Buy US$	2012.07	EUR800/US$1,017
Sell US$/Buy EUR	2012.07	US$3,603/EUR2,810
Sell US$/Buy KRW	2012.07	US$45,500/KRW52,807,425

December 31, 2012

Sell US$/Buy JPY	2013.01-2013.02	US$35,297/JPY2,945,751
Sell US$/Buy CNY	2013.01-2013.04	US$37,000/CNY232,230
Sell US$/Buy MYR	2013.01-2013.02	US$8,000/MYR24,549
Sell US$/Buy EUR	2013.01	US$1,444/EUR1,128
Sell US$/Buy KRW	2013.01	US$18,000/KRW19,368,700
Sell US$/Buy SGD	2013.01-2013.03	US$9,500/SGD11,594
Sell EUR/Buy US$	2013.01-2013.02	EUR500/US$658
Sell NT$/Buy US$	2013.02	NT$29,104/US$1,000

June 30, 2013

Sell US$/Buy NT$	2013.07-2013.08	US$30,690/NT$918,389
Sell US$/Buy CNY	2013.07-2013.12	US$114,000/CNY704,315
(Continued)

		Notional Amount
Currency	Maturity Period	(In Thousands)

Sell US$/Buy KRW	2013.07	US$6,500/KRW7,383,300
Sell US$/Buy SGD	2013.07-2013.09	US$9,500/SGD11,786
Sell US$/Buy JPY	2013.07-2013.10	US$29,123/JPY2,871,712
Sell EUR/Buy US$	2013.07	EUR500/US$660
(Concluded)

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid	Range of Interest Rates Received

January 1, 2012

US$30,000/NT$869,400	2012.08	0.29	0.94-0.96

June 30, 2012

US$30,000/NT$869,400	2012.08	0.24	0.94-0.96

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2012

Sell US$ Put/NT$ Call	2015.05 (Note)	US$4,000/NT$111,400
Sell US$ Put/NT$ Call	2015.05 (Note)	US$4,000/NT$111,100
Buy US$ Call/NT$ Put	2015.05 (Note)	US$2,000/NT$55,700
Buy US$ Call/NT$ Put	2015.05 (Note)	US$2,000/NT$55,550

June 30, 2013

Sell US$ Put/NT$ Call	2015.11 (Note)	US$2,000/NT$56,876
Sell US$ Put/NT$ Call	2015.11 (Note)	US$2,000/NT$56,980
Sell US$ Put/NT$ Call	2015.11 (Note)	US$2,000/NT$56,760
Buy US$ Call/NT$ Put	2015.11 (Note)	US$1,000/NT$28,438
Buy US$ Call/NT$ Put	2015.11 (Note)	US$1,000/NT$28,490
Buy US$ Call/NT$ Put	2015.11 (Note)	US$1,000/NT$28,380

Note :	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. The aforementioned outstanding contracts as of December 31, 2012 were all early settled.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Limited partnership	$447,112	$445,260	$518,452	$538,813	$17,985
Quoted ordinary shares	197,052	246,976	301,146	459,978	15,353
Unquoted ordinary shares (Note 10)	384,193	377,214	257,948	207,053	6,911
Private-placement shares	24,827	69,395	67,146	54,778	1,828
Open-end mutual funds	-	-	-	19,147	639
Unquoted preferred shares	61,978	24,804	283	18,223	608
	1,115,162	1,163,649	1,144,975	1,297,992	43,324
Current	48,794	47,568	48,266	74,988	2,503

Non-current	$1,066,368	$1,116,081	$1,096,709	$1,223,004	$40,821

As of June 30, 2013, the Group assessed its investees’ financial conditions as well as future operating performance and charged an impairment loss of NT$76,916 thousand (US$2,568 thousand) to the carrying amounts of some investments in unquoted ordinary shares and unquoted preferred shares. (Note 10)

9.	DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING

The Group entered into interest rate swap contracts as cash flow hedge to mitigate exposures to interest rate fluctuations relating to the Group’s borrowings.

At each balance sheet date, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period	Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rate Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

January 1, 2012

2013.03	NT$ 5,220,000	2.45-2.48	0.861	2012-2013	2012-2013
2013.03	NT$ 2,392,500	0.96-0.99	0.861	2012-2013	2012-2013

June 30, 2012
2013.03	NT$ 3,480,000	2.45-2.48	0.871	2012-2013	2012-2013
2013.03	NT$ 1,595,000	0.96-0.99	0.871	2012-2013	2012-2013

December 31, 2012

2013.03	NT$ 1,740,000	2.45-2.48	0.887	2013	2013
2013.03	NT$ 797,500	0.96-0.99	0.887	2013	2013

June 30,2013

2014.04	CNY 240,000	2.00	2.73	2013-2014	2013-2014

All interest rate swap contracts exchanging floating interest rates for fixed interest rates were designated as cash flow hedges in order to reduce the Group's cash flow exposure to floating interest rates on borrowings.  The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amounts accumulated in equity are reclassified to profit or loss over the period that the floating rate interest payments on the borrowings affect profit or loss. (Note 23e)

10.	DEBT INVESTMENTS WITH NO ACTIVE MARKET - CURRENT

In October 2009, the Group purchased a bond investment which was a 3-year unsecured convertible corporate bond issued by SiPhoton, Inc. with a face value of US$3,000 thousand and warrants and the coupon rate was 3.00%.  The maturity of debt host contract of the investment was extended one year from October 2012 to October 2013.  In 2011, the Group exercised the warrants to purchase 545 thousand shares at US$1,500 thousand and recorded the investment as financial assets carried at cost - non-current.  As of June 30, 2013, the Group assessed SiPhoton, Inc.’s financial condition and wrote off the entire carrying amount of the investment in SiPhoton, Inc. of NT$89,409 thousand (US$2,984 thousand) and NT$44,704 thousand (US$ 1,492 thousand) in debt investments with no active market - current and available-for-sale financial assets - non-current, respectively, and recognized an impairment loss under the line item other gains and losses in the consolidated statements of comprehensive income.

11.	TRADE RECEIVABLES, NET

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Trade receivables	$30,727,988	$31,918,463	$37,503,628	$34,996,201	$1,168,098
Less: Allowance for impairment loss	128,869	92,912	80,137	81,782	2,730

Trade receivables, net	$30,599,119	$31,825,551	$37,423,491	$34,914,419	$1,165,368

a.	Trade receivables

The Group’s average credit terms were 30-90 days. Allowance for impairment loss is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

The concentration of credit risk was minor due to the fact that the customer base was large.

Age of receivables that are past due but not impaired was as follow:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Less than 30 days	$1,979,697	$1,915,027	$2,263,353	$3,169,164	$105,780
31-90 days	337,481	211,039	160,528	291,437	9,727
More than 91 days	16,214	1,382	4,654	1,844	62

Total	$2,333,392	$2,127,448	$2,428,535	$3,462,445	$115,569

Except for those impaired, the Group had not provided an allowance for impairment loss on trade receivables at balance sheet dates since there had not been a significant change in credit quality and the amounts were still considered recoverable.  The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement in the allowance for impairment loss recognized on trade receivables was as follow:

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$128,869	$80,137	$2,675
Impairment losses recognized (reversed)	(34,531)	2,602	87
Amount written off during the period as uncollectible	(1,206)	-	-
Addition through business combinations	950	-	-
Effect of foreign currency exchange	(1,170)	(957)	(32)

Balance at June 30	$92,912	$81,782	$2,730

The allowance for impairment loss resulting from the individually impaired trade receivables amounted to $70,750 thousand, $26,918 thousand, $34,225 thousand and $46,409 thousand (US$1,549 thousand) as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively.  The impairment losses represent the difference between the carrying amounts of these trade receivables and the present value of the expected proceeds received from liquidation.

Age of impaired trade receivables was as follow:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Not past due	$24	$-	$2,959	$-	$-
Less than 30 days	842,867	1,062,042	1,950,379	44,272	1,478
31-90 days	234,053	300,208	131,772	105,094	3,508
More than 91 days	139,615	57,434	43,722	46,805	1,562

Total	$1,216,559	$1,419,684	$2,128,832	$196,171	$6,548

b.	Transfers of financial assets

Factored trade receivables of the Group were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received at Period-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Six Months ended June 30, 2012
Citi bank	US$ 123,324	US$ 58,940	US$ 64,384	1.33-1.34	US$ 92,000

Six Months ended June 30, 2013
Citi bank	US$ 120,841	US$ 55,124	US$ 65,717	1.03	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Group, while losses from credit risk should be borne by the banks.  As of June 30, 2012 and 2013, the Group issued promissory notes of US$27,000 thousand to the banks as collateral.

12.	INVENTORIES

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Finished goods	$3,616,381	$3,350,592	$4,509,187	$3,459,094	$115,457
Work in process	1,563,509	1,648,075	1,696,739	1,657,795	55,334
Raw materials	7,715,521	8,328,730	7,885,749	8,471,209	282,751
Supplies	515,069	566,079	622,605	566,577	18,911
Raw materials and supplies in transit	510,277	492,522	456,762	296,982	9,912

	$13,920,757	$14,385,998	$15,171,042	$14,451,657	$482,365

The cost of inventories recognized as operating costs for the six months ended June 30, 2012 and 2013 was NT$72,923,590 thousand and NT$79,908,694 thousand (US$2,667,179 thousand), respectively, which included write-downs of inventories at NT$188,463 thousand and NT$271,378 thousand (US$9,058 thousand), respectively.

13.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$633,078	$607,752	$323,910	$85,746	$2,862
Construction in progress	11,753,404	11,896,954	11,924,683	12,651,516	422,280
Land held for construction	1,616,743	1,616,743	1,616,743	1,664,934	55,572
Prepayments for land use rights	2,146,273	3,105,094	3,036,682	3,191,293	106,519

	$16,149,498	$17,226,543	$16,902,018	$17,593,489	$587,233

A portion of land and buildings held for sale in Shanghai Zhangjiang was completed and sold.  The related construction loss of NT$45,787 thousand and construction profit of NT$193,960 thousand (US$6,474 thousand) was included in net profit for the period for the six months ended June 30, 2012 and 2013, respectively.  The remaining projects located on Shanghai Caobao Road and Hutai Road are expected to be completed by the end of 2015.  The capitalized interest expense for the six months ended June 30, 2012 and 2013 is disclosed in Note 24.

As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, inventories related to real estate business of $15,085,680 thousand, $16,147,475 thousand, $16,578,108 thousand and $17,507,743 thousand (US$584,371 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 35 for the inventories related to real estate business that had been pledged by the Group for bank borrowings.

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
	Main	Establishment and Operating	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
Name of Associate	Business	Location	NT$	NT$	NT$	NT$	US$
							(Note 4)

Listed company
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,106,518	$1,004,757	$1,119,133	$1,045,603	$34,900
(Continued)

			Carrying Amount
	Main	Establishment and Operating	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
Name of Associate	Business	Location	NT$	NT$	NT$	NT$	US$
							(Note 4)

Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	$310,550	$309,177	$358,887	$356,242	$11,890
StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	47,856	47,856	47,856	47,856	1,597
			1,464,924	1,361,790	1,525,876	1,449,701	48,387
	Less:Deferred gain on transfer of land		300,149	300,149	300,149	300,149	10,018
	Accumulated impairment - SCT		47,856	47,856	47,856	47,856	1,597

			$1,116,919	$1,013,785	$1,177,871	$1,101,696	$36,772
(Concluded)

At each balance sheet date, the percentage of ownership held by the Group in HC, HCK and SCT was 26.2%, 27.3% and 33.3%, respectively.

As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, the fair values of publicly traded investments accounted for using the equity method were measured on the closing price at NT$775,517 thousand, NT$806,400 thousand, NT$895,619 thousand and NT$919,639 thousand (US$30,696 thousand), respectively.

The summarized financial information in respect of the Group’s associates was set out below:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Total assets	$10,866,887	$10,287,045	$12,833,411	$14,631,132	$488,356
Total liabilities	$5,309,834	$4,915,554	$6,974,439	$9,075,953	$302,936

	Six Months Ended June 30
	2012	2013
	NT$	NT$	US$ (Note 4)

Operating revenue	$1,569,258	$123,221	$4,113
Net profit (loss) for the period	$139,337	$(126,698)	$(4,229)
Other comprehensive loss	$(109,163)	$(2,996)	$(100)

Except SCT, the Group’s share of profit or loss and other comprehensive loss of associates for the six months ended June 30, 2012 and 2013 was based on the associates’ financial statements reviewed by their external accountants for the relevant periods.

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Land	$3,309,074	$3,297,880	$3,274,086	$3,301,281	$110,190
Buildings and improvements	37,713,916	40,403,521	41,175,593	42,244,857	1,410,042
Machinery and equipment	61,979,152	62,610,753	73,198,517	73,245,844	2,444,788
Transportation equipment	94,184	83,736	87,360	75,046	2,505
(Continued)

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Furniture and fixtures	$1,281,742	$1,220,918	$1,200,100	$1,351,783	$45,119
Leased assets and leasehold improvement	145,647	141,512	83,291	43,536	1,453
Construction in progress and machinery in transit	8,472,341	12,699,368	8,178,827	10,003,043	333,880

	$112,996,056	$120,457,688	$127,197,774	$130,265,390	$4,347,977
(Concluded)

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2012	$3,309,074	$57,156,997	$178,376,359	$291,694	$5,360,029	$540,841	$8,472,341	$253,507,335
Additions	-	2,938,356	5,900,699	4,407	127,244	-	10,053,264	19,023,970
Disposals	-	(101,322)	(5,667,309)	(3,301)	(53,104)	(4,152)	(74,001)	(5,903,189)
Reclassification	-	1,655,529	4,003,391	1,158	66,613	42,425	(5,728,467)	40,649
Acquisitions through business combinations	-	67,194	319,175	-	-	-	-	386,369
Effect of foreign currency exchange	(11,194)	(414,702)	(1,316,877)	(3,103)	(95,747)	(6,039)	(23,769)	(1,871,431)

Balance at June 30, 2012	$3,297,880	$61,302,052	$181,615,438	$290,855	$5,405,035	$573,075	$12,699,368	$265,183,703

Accumulated depreciation and impairment

Balance at January 1, 2012	$-	$19,443,081	$116,397,207	$197,510	$4,078,287	$395,194	$-	$140,511,279
Depreciation expense	-	1,631,763	8,982,719	14,864	247,675	45,875	-	10,922,896
Impairment losses recognized in (reversed through) profit or loss	-	24,819	-	-	-	-	-	24,819
Disposals	-	(88,268)	(5,659,335)	(3,279)	(50,807)	(4,151)	-	(5,805,840)
Reclassification	-	5,058	39,943	(123)	(25,196)	(662)	-	19,020
Acquisitions through business combinations	-	2,540	117,927	-	-	-	-	120,467
Effect of foreign currency exchange	-	(120,462)	(873,776)	(1,853)	(65,842)	(4,693)	-	(1,066,626)

Balance at June 30, 2012	$-	$20,898,531	$119,004,685	$207,119	$4,184,117	$431,563	$-	$144,726,015

Cost

Balance at January 1,2013	$3,274,086	$63,482,739	$193,973,968	$294,377	$5,435,713	$211,477	$8,178,827	$274,851,187
Additions	-	1,435,989	6,937,508	7,386	133,146	-	4,671,922	13,185,951
Disposals	-	(209,963)	(4,399,521)	(32,099)	(44,833)	-	(21,358)	(4,707,774)
Reclassification	-	504,676	2,358,786	(3,619)	187,795	-	(3,058,487)	(10,849)
Acquisitions through business combinations	-	6,404	284,587	113	120,079	-	-	411,183
Effect of foreign currency exchange	27,195	1,271,758	2,327,123	8,212	101,897	5,302	232,139	3,973,626

Balance at June 30,2013	$3,301,281	$66,491,603	$201,482,451	$274,370	$5,933,797	$216,779	$10,003,043	$287,703,324

Accumulated depreciation and impairment

Balance at January 1,2013	$-	$22,307,146	$120,775,451	$207,017	$4,235,613	$128,186	$-	$147,653,413
Depreciation expense	-	1,750,234	10,159,451	13,810	276,312	40,930	-	12,240,737
Impairment losses recognized in (reversed through) profit or loss	-	(15,754)	134,801	-	-	-	-	119,047
Disposals	-	(178,344)	(4,248,613)	(25,090)	(38,849)	-	-	(4,490,896)
Reclassification	-	(6,889)	(33,461)	(1,584)	35,394	-	-	(6,540)
Acquisitions through business combinations	-	2,473	108,365	4	36,814	-	-	147,656
Effect of foreign currency exchange	-	387,880	1,340,613	5,167	36,730	4,127	-	1,774,517

Balance at June 30,2013	$-	$24,246,746	$128,236,607	$199,324	$4,582,014	$173,243	$-	$157,437,934

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2013	$109,282	$2,118,916	$6,474,432	$9,826	$181,432	$7,059	$272,992	$9,173,939
Additions	-	47,930	231,559	247	4,444	-	155,939	440,119
Disposals	-	(7,008)	(146,846)	(1,071)	(1,496)	-	(713)	(157,134)
Reclassification	-	16,845	78,731	(121)	6,268	-	(102,086)	(363)
Acquisitions through business combinations	-	214	9,499	4	4,008	-	-	13,725
Effect of foreign currency exchange	908	42,449	77,674	274	3,401	177	7,748	132,631

Balance at June 30,2013	$110,190	$2,219,346	$6,725,049	$9,159	$198,057	$7,236	$333,880	$9,602,917

Accumulated depreciation and impairment

Balance at January 1,2013	$-	$744,564	$4,031,223	$6,910	$141,376	$4,279	$-	$4,928,352
Depreciation expense	-	58,419	339,101	461	9,223	1,366	-	408,570
(Continued)

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

(Reversals of) impairment losses recognized in profit or loss	$-	$(526)	$4,499	$-	$-	$-	$-	$3,973
Disposals	-	(5,953)	(141,810)	(837)	(1,297)	-	-	(149,897)
Reclassification	-	(230)	(1,117)	(53)	1,181	-	-	(219)
Acquisitions through business combinations	-	83	3,617	-	1,229	-	-	4,929
Effect of foreign currency exchange	-	12,947	44,747	172	1,226	138	-	59,230

Balance at June 30,2013	$-	$809,304	$4,280,260	$6,653	$152,938	$5,783	$-	$5,254,938

(Concluded)

As of June 30, 2012 and 2013, a portion of property, plant and equipment was unable to meet the demand for the Group’s production need.  Therefore, the Group recognized the impairment losses of NT$24,819 thousand and NT$134,801 thousand (US$4,499 thousand) in other gains and losses of the consolidated statements of comprehensive income for the six months ended June 30, 2012 and 2013, respectively.

The above items of property, plant and equipment were depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-5 years
Furniture and fixtures	2-10 years
Leased assets and leasehold improvements	3-6 years

Refer to Note 35 for property, plant and equipment that had been pledged by the Group for bank borrowings.

16.	GOODWILL

	2012	2013
	NT$	NT$	US$ (Note 4)

Cost

Balance at January 1	$12,363,497	$12,295,819	$410,408
Additions through business combinations (Note 28)	1,454	-	-
Reclassification	(3,823)	-	-
Effect of foreign currency exchange	(20,964)	51,089	1,705

Balance at June 30	$12,340,164	$12,346,908	$412,113

Accumulated impairment

Balance at January 1 and June 30	$(1,988,996)	$(1,988,996)	$(66,388)

a.	Allocating goodwill to cash-generating units

The carrying amount of goodwill allocated to cash-generating units was as follows:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
Cash-generating units	NT$	NT$	NT$	NT$	US$ (Note 4)

Testing segment	$7,794,894	$7,780,081	$7,748,579	$7,784,581	$259,833
Others	2,579,607	2,571,087	2,558,244	2,573,331	85,892

	$10,374,501	$10,351,168	$10,306,823	$10,357,912	$345,725

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use.  In assessing value in use, the estimated 5-year future cash flows are discounted to their present value using annual discount rates of 8.80%-10.76% and 8.47%-10.78% as of December 31, 2011 and 2012, respectively, that reflect the risks specific to each cash-generating unit.

Cash flow projection is based on the expected operating revenue, gross profit, capital expenditure and the growth of other operating costs.  The Group’s capital expenditure is based on the forecast of market demands, capacity strategy and improvement of manufacturing process.

For the six months ended June 30, 2012 and 2013, the Group did not recognize impairment loss on goodwill.

c.
The Group acquired Yang Ting in January 2012 and completed the purchase price allocation during the three months ended June 30, 2012.  As of June 30, 2012, an adjustment of NT$12,496 thousand was made to a decrease in goodwill and an increase in property, plant and equipment, respectively.  For the six months ended June 30, 2012, an adjustment of NT$6,248 thousand was made to an increase in depreciation expense.

17.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows：

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Patents	$487,755	$367,824	$244,374	$130,552	$4,357
Acquired specific technology	456,698	344,010	231,322	130,452	4,354
Customer relationships	982,763	892,589	802,415	728,618	24,320
Computer software and others	632,277	624,369	776,335	811,188	27,076

	$2,559,493	$2,228,792	$2,054,446	$1,800,810	$60,107

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2012	$1,029,944	$1,113,947	$1,579,015	$3,146,432	$6,869,338
Additions	3,611	-	-	144,649	148,260
Disposals	-	-	-	(25,154)	(25,154)
(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Reclassification	$-	$-	$-	$2,780	$2,780
Acquisitions through business combinations	-	-	-	1,721	1,721
Effect of foreign currency exchange	(13,991)	-	-	(13,401)	(27,392)

Balance at June 30, 2012	$1,019,564	$1,113,947	$1,579,015	$3,257,027	$6,969,553

Accumulated amortization

Balance at January 1, 2012	$542,189	$657,249	$596,252	$2,514,155	$4,309,845
Amortization expense	122,729	112,688	90,174	165,298	490,889
Disposals	-	-	-	(25,154)	(25,154)
Reclassification	-	-	-	13,605	13,605
Acquisitions through business combinations	-	-	-	1,112	1,112
Effect of foreign currency exchange	(13,178)	-	-	(36,358)	(49,536)

Balance at June 30, 2012	$651,740	$769,937	$686,426	$2,632,658	$4,740,761

Cost

Balance at January 1, 2013	$1,018,533	$1,113,947	$1,579,015	$3,522,312	$7,233,807
Additions	-	-	-	155,846	155,846
Disposals	-	-	-	(7,950)	(7,950)
Reclassification	-	-	-	(8,021)	(8,021)
Acquisitions through business combinations	-	-	-	3,164	3,164
Effect of foreign currency exchange	2,831	-	-	37,783	40,614

Balance at June 30, 2013	$1,021,364	$1,113,947	$1,579,015	$3,703,134	$7,417,460

Accumulated amortization

Balance at January 1, 2013	$774,159	$882,625	$776,600	$2,745,977	$5,179,361
Amortization expense	115,884	100,870	73,797	133,927	424,478
Disposals	-	-	-	(7,950)	(7,950)
Reclassification	-	-	-	167	167
Acquisitions through business combinations	-	-	-	688	688
Effect of foreign currency exchange	769	-	-	19,137	19,906

Balance at June 30, 2013	$890,812	$983,495	$850,397	$2,891,946	$5,616,650

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2013	$33,996	$37,181	$52,704	$117,567	$241,448
Additions	-	-	-	5,202	5,202
Disposals	-	-	-	(265)	(265)
Reclassification	-	-	-	(268)	(268)
Acquisitions through business combinations	-	-	-	106	106
(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Effect of foreign currency exchange	$94	$-	$-	$1,261	$1,355

Balance at June 30, 2013	$34,090	$37,181	$52,704	$123,603	$247,578

Accumulated amortization

Balance at January 1, 2013	$25,840	$29,460	$25,921	$91,655	$172,876
Amortization expense	3,868	3,367	2,463	4,470	14,168
Disposals	-	-	-	(265)	(265)
Reclassification	-	-	-	6	6
Acquisitions through business combinations	-	-	-	23	23
Effect of foreign currency exchange	25	-	-	638	663

Balance at June 30, 2013	$29,733	$32,827	$28,384	$96,527	$187,471
(Concluded)

The above items of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Patents	5-15 years
Acquired specific technology	5 years
Customer relationships	11 years
Computer software and others	2-32 years

18.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with period for use from 50 to 60 years.  As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, the carrying amount of the land use right including those which the Group was in the process of obtaining the certificates was NT$1,085,067 thousand, NT$1,538,521 thousand, NT$1,504,642 thousand and NT$1,581,250 thousand (US$52,779 thousand), respectively.

19.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings represented revolving bank loans with annual interest rates at 0.96%-7.32%, 0.90%-7.57%, 0.80%-6.93%, 0.85%-7.15% as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively.

b.	Long-term borrowings

As of June 30, 2013, the long-term borrowings with fixed interest rates were NT$709,712 thousand (US$23,689 thousand) with annual interest rates at 2.50%-6.15%.  The long-term borrowings will be repaid through April 2015 to May 2015.  The others were floating interest rate debts and consisted of the followings:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Specified purpose loans	$8,460,200	$5,713,685	$3,034,810	$-	$-
Working capital bank loans	33,636,543	30,481,291	33,535,197	35,593,251	1,188,026
Mortgage loans	643,106	511,796	428,079	401,305	13,395
	42,739,849	36,706,772	36,998,086	35,994,556	1,201,421
Less: current portion	3,418,799	3,921,785	3,167,050	2,483,560	82,896
	39,321,050	32,784,987	33,831,036	33,510,996	1,118,525
Less: unamortized arrangement fee	54,636	64,984	47,871	35,014	1,169

	$39,266,414	$32,720,003	$33,783,165	$33,475,982	$1,117,356

1)	Specified purpose loans

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Syndicated bank loan (led by Citi bank) - repaid in March 2013, annual interest rate was 2.08% , 2.08% and 2.06% as of January 1, 2012, June 30, 2012 and December 31, 2012, respectively.	$7,612,500	$5,075,000	$2,537,500	$-	$-
Others, annual interest rates were 1.78%-2.15%, 1.96%-1.97% and 1.76%-1.97% as of January 1, 2012, June 30, 2012 and December 31, 2012, respectively.	847,700	638,685	497,310	-	-

	$8,460,200	$5,713,685	$3,034,810	$-	$-

2)	Working capital bank loans

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Syndicated bank loans - repayable through December 2013 to June 2015, annual interest rates were 1.05%-1.54%, 1.13%-2.07%, 0.96%-1.95% and 0.92%-2.26% as of January 1, 2012, June 30, 2012, December 31, 2012, and June 30, 2013, respectively

ASE Inc.	$14,466,000	$12,318,171	$10,121,143	$8,228,571	$274,652
Others	2,670,255	1,514,916	1,472,328	2,121,000	70,794

Others - repayable through July 2013 to October 2015, annual interest rate was 0.95%-6.05%, 1.00%-4.35%, 0.90%-6.15% and 1.03%-6.15% as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively

ASE Inc.	7,576,400	9,558,480	15,193,680	18,730,000	625,167
Others	8,923,888	7,089,724	6,748,046	6,513,680	217,413

	$33,636,543	$30,481,291	$33,535,197	$35,593,251	$1,188,026

Pursuant to the above loan agreements, the Group should maintain certain financial covenants including current ratio, debt ratio, tangible net assets and interest coverage ratio.  Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements.  As of June 30, 2012 and 2013, the Group was in compliance with all of the loan covenants.

3)	Mortgage loans

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Repayable through July 2013 to June 2018, annual interest rates were  1.36%-2.42%, 1.40%-2.10%, 1.40%-1.44% and 1.40%-7.20% as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively

USI	$583,106	$466,996	$428,079	$389,167	$12,990
Others	60,000	44,800	-	12,138	405

	$643,106	$511,796	$428,079	$401,305	$13,395

As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, loans of NT$9,208,143 thousand, NT$8,601,057 thousand, NT$5,557,386 thousand and NT$5,164,286 thousand (US$172,373 thousand), respectively, would mature within one year.  The Group, however, had obtained new long term credit lines to refinance the loans on a long-term basis before January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively, and therefore such balances were not classified as current portion of long-term borrowings.

20.	BONDS PAYABLE

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016; interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000	$8,000,000	$8,000,000	$267,023
Secured overseas bonds - secured by ASE Inc. and issued in Hong Kong
CNY150,000 thousand, repayable at maturity in September 2014; interest due semi-annually with annual interest rate 3.13%	720,730	708,628	693,024	728,309	24,309
CNY500,000 thousand, repayable at maturity in September 2016; interest due semi-annually with annual interest rate 4.25%	2,402,435	2,362,093	2,310,079	2,427,695	81,031
	11,123,165	11,070,721	11,003,103	11,156,004	372,363
Less: unamortized issuance cost	246,627	227,271	198,552	171,755	5,733

	$10,876,538	$10,843,450	$10,804,551	$10,984,249	$366,630

21.	OTHER PAYABLES

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Dividends payable	$-	$4,242,007	$-	$7,834,797	$261,508
Payables for property, plant and equipment	5,699,504	7,186,842	5,291,348	6,032,676	201,358
Accrued salary and bonus	3,288,844	2,110,592	3,974,619	3,588,756	119,785
Accrued bonus to employees and remuneration to directors and supervisors	1,719,333	3,248,291	1,457,758	2,101,625	70,148
Others	4,928,180	4,655,146	4,968,469	5,075,390	169,405

	$15,635,861	$21,442,878	$15,692,194	$24,633,244	$822,204

22.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)
Domestic employees joined the pension plan under the ROC Labor Pension Act (“LPA”), which is a government-managed defined contribution plan.  Based on the LPA, the Group makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A, Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)
The Company and its domestic subsidiaries joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”).  Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement.  The Company and its domestic subsidiaries contribute a certain percentage of monthly salaries of their domestic employees to a pension fund administered by the pension fund monitoring committee.  Pension contributions are deposited in the Bank of Taiwan in the committee’s name.

2)
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salary at the time of termination of employment.  ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salary at the time of termination.

3)	ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.

4)
The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method.  For the six months ended June 30, 2012 and 2013, the Group recognized employee benefit expenses calculated using the actuarially determined pension cost rate as of January 1, 2012 and December 31, 2012, respectively.

The key assumptions used for the actuarial valuations were as follow:

	January 1, 2012	December 31, 2012

Discount rates	1.35%-5.38%	1.00%-4.26%
Expected rates of return on plan assets	2.00%-3.99%	2.00%-4.26%
Expected rates of salary increase	2.00%-5.54%	2.00%-5.07%

5)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans were as follows:

	January 1, 2012	December 31, 2012
	NT$	NT$

Present value of defined benefit obligation	$6,664,941	$7,751,862
Fair value of plan assets	(1,961,355)	(2,682,803)
Deficit	4,703,586	5,069,059
Past service cost not yet recognized	(126,017)	(115,310)
Recorded under other payables	(10,939)	(16,183)
Recorded under prepaid pension cost	98,533	4,902

Net liability arising from defined benefit obligation	$4,665,163	$4,942,468

The major categories of plan assets in ROC at each balance sheet date were as follows:

	Fair Value of Plan Assets (%)
	January 1, 2012	December 31, 2012

Equity instruments	41	39
Debt instruments	36	38
Others	23	23

	100	100

The overall expected rates of return on plan assets was based on historical return trends and analysts' predictions of the market for the assets over the lives of the related obligations, with reference to the use of the Labor Pension Fund by Labor Pension Fund Supervision Committee, taking into consideration that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks.

6)	The Group chose to disclose the experience adjustments of the amounts determined for each accounting period prospectively from the date of transition to Taiwan-IFRSs (Note 39):

	January 1, 2012	December 31, 2012
	NT$	NT$

Present value of defined benefit obligation	$6,664,941	$7,751,862
Fair value of plan assets	(1,961,355)	(2,682,803)

Deficit	$4,703,586	$5,069,059

Experience adjustments on plan liabilities	$-	$810,334

Experience adjustments on plan assets	$-	$(1,077)

7)	The Group expects to make contributions of NT$358,311 thousand (US$11,960 thousand) to the defined benefit plans within a year starting from June 30, 2013.

8)	Employee benefit expenses from defined benefit plans were included in the following line items:

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Operating costs	$79,531	$82,693	$2,760	$160,536	$166,632	$5,562
Selling and marketing expenses	$2,947	$2,801	$93	$6,358	$5,705	$191
General and administrative expenses	$13,607	$12,161	$406	$43,886	$25,568	$853
Research and development expenses	$9,763	$9,726	$325	$19,481	$19,787	$660

23.	EQUITY

a.	Share capital

Ordinary shares (in thousand shares)

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013

Numbers of shares authorized	9,500,000	9,500,000	9,500,000	9,600,000

Numbers of shares reserved
Employee share options	800,000	800,000	800,000	800,000

Numbers of shares registered	6,753,563	6,654,717	7,594,150	7,607,503
Numbers of shares subscribed in advance	2,145	4,154	8,142	2,620

Number of shares issued and fully paid	6,755,708	6,658,871	7,602,292	7,610,123

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Shares authorized	$95,000,000	$95,000,000	$95,000,000	$96,000,000	$3,204,272

Shares reserved
Employee share options	$8,000,000	$8,000,000	$8,000,000	$8,000,000	$267,023

Shares registered	$67,535,632	$66,547,168	$75,941,496	$76,075,029	$2,539,220
Shares subscribed in advance	35,693	68,571	106,171	49,026	1,636

Shares issued	$67,571,325	$66,615,739	$76,047,667	$76,124,055	$2,540,856

The issued share capital of a par value at $10 per share entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote.  As of June

30, 2013, there were 100,000 thousand shares included in the authorized shares had not completed the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares.  As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, 89,126 thousand, 97,311 thousand, 105,431 thousand and 98,991 thousand ADSs were outstanding and represented approximately 445,628 thousand, 486,557 thousand, 527,154 thousand and 494,956 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Arising from the excess of the consideration received over the carrying amounts of the subsidiaries’ net assets	$-	$2,171,296	$2,166,209	$2,166,209	$72,304
Arising from issuance of ordinary shares	1,615,449	1,649,373	1,704,700	1,798,356	60,025
Arising from employee share options	957,933	1,203,951	1,306,310	1,365,401	45,574
Arising from treasury share transactions	1,402,632	83,277	83,117	236,294	7,887
Arising from share of changes in capital surplus of associates	-	-	1,793	1,793	60

	$3,976,014	$5,107,897	$5,262,129	$5,568,053	$185,850

The premium from shares issued in excess of par, including the premium from issuance of ordinary shares and treasury share transactions, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The amendments to Articles of Incorporation of ASE Inc. (the “Articles”) were resolved by the shareholders in June 2013 providing that the annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as compensation to directors and supervisors;

7)
Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the stable growth stage.  To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock.  A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

For the six months ended June 30, 2012 and 2013, the accrued bonus to employees of the Company was NT$478,143 thousand and NT$603,662 thousand (US$20,149 thousand), respectively, and the accrued compensation to directors and supervisors of the Company was NT$95,629 thousand and NT$54,878 thousand (US$1,832 thousand), respectively.  The accrued bonus to employees and compensation to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and compensation) for the six months ended June 30, 2013 under the new Articles as well as 10% and 2%, respectively, of net income (net of the bonus and compensation) for the six months ended June 30, 2012 under the former Articles.  Significant differences between such estimated amounts and the amounts proposed by the board of directors in the following year are adjusted for in the current year.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Under Rule No. 100116 and Rule No. 0950000507 issued by the FSC, an amount equal to the net debit balance of certain shareholders’ equity accounts, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gains or losses on available-for-sale financial assets, gains or losses from changes in fair value of hedging instruments in cash flow hedge, etc., shall be transferred from unappropriated earnings to a special reserve before any appropriation of earnings generated before January 1, 2012.  Any special reserve appropriated may be reversed to the extent of the decrease in the net debit balance.

Under Rule No. 1010012865 issued by the FSC, on the first-time adoption of IFRSs, the Company should appropriate a special reserve of an amount that equals those of unrealized revaluation increment and cumulative translation differences (gains) transferred to retained earnings as a result of the Company’s election of exemptions under IFRS 1.  The special reserve appropriated as above may be reversed to retained earnings in proportion to the usage, disposal or reclassification of the related assets and thereafter distributed.

Under Rule No. 1010047490 issued by the FSC, the excess of carrying amount over fair value of treasury shares held by the Group’s subsidiaries shall be also transferred from unappropriated earnings to a special reserve in proportion to the shareholdings owned by the Company.  The special reserve appropriated as above may be reversed to retained earnings to the extent of the increase in the fair value.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus.  Legal reserve may be used to offset deficits.  If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2011 and 2012 had been resolved in the shareholders’ meetings in June 2012 and June 2013, respectively.  The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share
	For	For	For	For
	Year 2011	Year 2012	Year 2011	Year 2012
	NT$	NT$	NT$ (in dollars)	NT$ (in dollars)

Legal reserve	$1,372,596	$1,309,136
Special reserve	-	309,992
Cash dividends	4,325,284	7,987,974	$0.65	$1.05
Share dividends	9,315,995	-	1.40	-

	$15,013,875	$9,607,102	$2.05	$1.05

Reversal of special reserve in NT$1,272,417 thousand was resolved at the Company’s annual shareholders’ meeting in June 2012.

The bonus to employees and the compensation to directors and supervisors for 2011 and 2012 distributed in cash were also approved in the aforementioned shareholders’ meetings as follows:

	For	For
	Year 2011	Year 2012
	NT$	NT$

Bonus to employees	$1,235,336	$1,147,223
Compensation to directors and supervisors	246,000	228,000

The differences between the resolved amounts of the bonus to employees and compensation to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the year ended December 31, 2011 and 2012 were deemed changes in estimates.  The difference was NT$153,758 thousand and NT$38,644 thousand (US$1,290 thousand) and had been adjusted in earnings for the six months ended June 30, 2012 and 2013, respectively.

The appropriations of earnings for 2012 were proposed according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the accounting principles generally accepted in the ROC, and by reference to the balance sheet as of December 31, 2012 which was prepared in accordance with the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and Taiwan-IFRSs.

Information on the bonus to employees and the compensation to directors and supervisors proposed by the Company’s board of directors and resolved by the shareholders’ meeting is available on the Market Observation Post System website of the Taiwan Stock Exchange.

d.	Special reserve appropriated following first-time adoption of Taiwan-IFRSs

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand (US$111,947 thousand) that was the exact exchange differences on translating foreign operations transferred to retained earnings as a result of the Company’s election of exemptions under IFRS 1 on the first-time adoption of Taiwan-IFRSs under Rule No. 1010012865 issued by the FSC.

e.	Others equity items

1)	Exchange differences on translating foreign operations

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$-	$(3,210,248)	$(107,151)
Exchange differences arising from translating net assets of foreign operations	(1,133,940)	2,899,276	96,772
Share of exchange difference of associates accounted for using the equity method	(76)	336	11

Balance at June 30	$(1,134,016)	$(310,636)	$(10,368)

Exchange differences arising from the translation of the foreign operations’ net assets from their functional currencies to the Group's reporting currency (i.e. NT$) were recognized as exchange differences on translating foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$283,460	$355,254	$11,858
Unrealized gains arising from revaluation of available-for-sale financial assets	38,849	125,515	4,189
Share of unrealized losses on available-for-sale financial assets of associates accounted for using the equity method	(28,547)	(1,122)	(38)

Balance at June 30	$293,762	$479,647	$16,009

Unrealized gains on available-for-sale financial assets represented the cumulative gains and losses arising from the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

3)	Cash flow hedges

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(48,372)	$(3,755)	$(125)
Gain arising from changes in fair value of hedging instruments, cash flow hedges - interest rate swap contracts	1,583	1,940	65
Cumulative gains or losses arising from changes in fair value of hedging instruments reclassified to profit or loss - interest rate swap contracts	33,501	4,524	151
Income tax related to cash flow hedges	(5,964)	(769)	(26)

Balance at June 30	$(19,252)	$1,940	$65

The cash flow hedges represents the cumulative effective portion of gains or losses arising from changes in fair value of hedging instruments entered into for cash flow hedges.  The cumulative gains or losses arising from changes in fair value of hedging instruments that are recognized and accumulated under the heading of cash flow hedges will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item.

f.	Treasury shares (in thousand shares)

	Beginning		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Six months ended June 30, 2012

Shares held by subsidiaries	127,981	-	-	127,981
Repurchase under share buyback plan	105,475	-	105,475	-

	233,456	-	105,475	127,981

Six months ended June 30, 2013

Shares held by subsidiaries	145,883	-	-	145,883

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Book Value	Book Value	Market Value	Market Value
		NT$	US$	NT$	US$
			(Note 4)		(Note 4)

January 1, 2012

ASE Test	77,377	$1,380,721		$2,004,060
J&R Holding	40,972	381,709		1,061,186
ASE Test, Inc.	9,632	196,677		249,456

	127,981	$1,959,107		$3,314,702

June 30, 2012

ASE Test	77,377	$1,380,721		$1,891,864
J&R Holding	40,972	381,709		1,001,777
ASE Test, Inc.	9,632	196,677		235,490

	127,981	$1,959,107		$3,129,131

December 31, 2012

ASE Test	88,200	$1,380,721		$2,222,652
J&R Holding	46,704	381,709		1,176,935
ASE Test, Inc.	10,979	196,677		276,665

	145,883	$1,959,107		$3,676,252
(Continued)

	Shares Held By Subsidiaries	Book Value	Book Value	Market Value	Market Value
		NT$	US$	NT$	US$
			(Note 4)		(Note 4)

June 30, 2013

ASE Test	88,200	$1,380,721	$46,085	$2,218,242	$74,040
J&R Holding	46,704	381,709	12,741	1,174,600	39,206
ASE Test, Inc.	10,979	196,677	6,565	276,116	9,216

	145,883	$1,959,107	$65,391	$3,668,958	$122,462
(Concluded)

The Company issued ordinary shares in connection with its merger with its subsidiaries.  The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting.  The subsidiaries holding treasury shares, however, retain shareholders’ rights, except the rights to participate in any share issuance for cash and voting.

g.	Non-controlling interests

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$1,515,291	$3,521,419	$117,537
Attributable to non-controlling interests:
Share of profit for the period	155,948	216,082	7,212
Exchange difference on translating foreign operations	(666)	121,778	4,065
Unrealized gains on available-for-sale financial assets	264	1,064	36
Additional non-controlling interests arising from partial disposal of subsidiaries (Note 29)	1,455,289	-	-
Purchase of non-controlling interests	(10,967)	-	-
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	103,344	54,435	1,817
Cash dividends to non-controlling interests	(22,799)	(99,597)	(3,324)

Balance at June 30	$3,195,704	$3,815,181	$127,343

24.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Interest income - bank deposits	$102,114	$45,891	$1,532	$201,582	$86,290	$2,880
Government subsidy	8,022	17,789	594	29,051	35,866	1,197
Rental income	11,931	14,143	472	23,822	31,764	1,060
Dividends income	3,911	12,103	404	8,545	12,103	404

	$125,978	$89,926	$3,002	$263,000	$166,023	$5,541

b.	Other gains and losses

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Net gains or losses arising on financial instruments held for trading	$352,131	$143,907	$4,803	$(94,432)	$729,634	$24,354
Net gains on financial assets designated as at FVTPL	-	47,412	1,582	-	76,463	2,552
Gains or losses on disposal of property, plant and equipment	3,544	439	15	31,660	(12,151)	(406)
Net gains or losses on foreign exchange	(370,932)	(26,268)	(877)	135,059	(499,197)	(16,662)
Loss on damages and claims	(9,280)	(141,975)	(4,739)	(95,312)	(257,294)	(8,588)
Impairment loss	(24,819)	(286,364)	(9,558)	(24,819)	(285,372)	(9,525)
Gain from bargain purchase	-	32,322	1,079	-	32,322	1,079
Others	24,175	327,578	10,934	151,934	345,678	11,538

	$(25,181)	$97,051	$3,239	$104,090	$130,083	$4,342

c.	Finance costs

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$535,316	$566,232	$18,900	$1,086,489	$1,134,468	$37,866
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(4,012)	(10,781)	(360)	(40,708)	(20,544)	(686)
Property, plant and equipment	(51,568)	(34,435)	(1,149)	(95,271)	(66,543)	(2,221)
	479,736	521,016	17,391	950,510	1,047,381	34,959
Loss arising from derivatives designated as hedging instruments in cash flow hedge reclassified to profit or loss	14,298	-	-	33,501	4,524	151
Other finance costs	7,869	10,946	365	16,599	19,294	644

	$501,903	$531,962	$17,756	$1,000,610	$1,071,199	$35,754

Information relating to capitalized interest was as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2012	2013	2012	2013

Interest rates
Inventories related to real estate business	5.90%-7.22%	5.90%-7.21%	5.23%-7.22%	5.90%-7.21%
Property, plant and equipment	1.75%-4.86%	1.69%-4.82%	1.74%-4.86%	1.54%-5.88%

d.	Depreciation and amortization

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$5,490,700	$6,142,304	$205,017	$10,922,896	$12,240,737	$408,569
Intangible assets and land use rights (under long-term prepayments for lease)	255,536	217,746	7,268	516,747	451,519	15,071

Total	$5,746,236	$6,360,050	$212,285	$11,439,643	$12,692,256	$423,640

Summary of deprecation by function
Operating costs	$5,109,143	$5,746,180	$191,795	$10,141,514	$11,406,654	$380,729
Operating expenses	381,557	396,124	13,222	781,382	834,083	27,840

	$5,490,700	$6,142,304	$205,017	$10,922,896	$12,240,737	$408,569

Summary of amortization by function
Operating costs	$130,817	$115,312	$3,849	$260,585	$245,623	$8,199
Operating expenses	124,719	102,434	3,419	256,162	205,896	6,872

	$255,536	$217,746	$7,268	$516,747	$451,519	$15,071

e.	Employee benefits expense

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Post-employment benefits (Note 22)
Defined contribution plans	$263,217	$322,704	$10,771	$512,673	$622,227	$20,769
Defined benefit plans	105,848	107,381	3,584	230,261	217,692	7,266
	369,065	430,085	14,355	742,934	839,919	28,035
Equity-settled share-based payments	156,986	60,772	2,028	349,362	134,761	4,498
Salary, incentives and bonus	7,207,337	8,006,087	267,226	13,774,468	15,463,126	516,126
Other employee benefits	1,477,671	1,655,997	55,274	2,667,365	3,097,731	103,395

	$9,211,059	$10,152,941	$338,883	$17,534,129	$19,535,537	$652,054

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Summary of employee benefits expense by function
Operating costs	$6,168,142	$6,952,762	$232,068	$11,730,691	$13,380,136	$446,600
Operating expenses	3,042,917	3,200,179	106,815	5,803,438	6,155,401	205,454

	$9,211,059	$10,152,941	$338,883	$17,534,129	$19,535,537	$652,054

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

The major components of tax expense were as follows:

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Current tax
In respect of the current period	$456,523	$708,885	$23,661	$823,638	$1,244,012	$41,522
In respect of prior periods	34,350	19,308	645	8,143	21,171	707
	490,873	728,193	24,306	831,781	1,265,183	42,229

Deferred tax
In respect of the current period	(107,928)	404,189	13,491	66,246	637,625	21,283
Others	59,336	(5,596)	(187)	8,977	26,735	892
	(48,592)	398,593	13,304	75,223	664,360	22,175

Income tax expense recognized in profit or loss	$442,281	$1,126,786	$37,610	$907,004	$1,929,543	$64,404
Income tax expense was recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.  Therefore, a numerical reconciliation between accounting profit and taxable income is not disclosed.

b.	Integrated income tax

As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, unappropriated earnings were all generated on and after January 1, 1998.  As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, the balance of the Imputation Credit Account (“ICA”) was NT$502,789 thousand, NT$1,534,400 thousand, NT$598,571 thousand and NT$1,202,263 thousand (US$40,129 thousand), respectively.

The creditable ratio for the distribution of earnings of 2011 and 2012 was 7.16% (actual) and 5.96% (estimated, which was calculated based on the amendment draft of Income Tax Law), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of dividend distribution.  The expected creditable ratio for the 2012 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

c.
Income tax returns of ASE Inc. and its subsidiaries have been examined by authorities through 2009 and 2002 through 2012, respectively.  ASE Inc. and some of its subsidiaries disagreed with the result of examinations relating to its income tax returns for 2002 through 2009 and applied for appeal procedures.  The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

26.	EARNINGS PER SHARE

The earnings per share computation was retroactively adjusted for the issuance of stock dividends on August 26, 2012.  The basic and diluted after-tax earnings per share were retroactively adjusted as follow:

	Before Retrospectively Adjusted		After Retrospectively Adjusted
	For the Three Months Ended June 30, 2012	For the Six Months Ended June 30, 2012	For the Three Months Ended June 30, 2012	For the Six Months Ended June 30, 2012
	NT$	NT$	NT$	NT$

Basic earnings per share	$0.49	$0.80	$0.43	$0.70
Diluted earnings per share	$0.48	$0.78	$0.42	$0.69

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Profit for the period attributable to owners of the Company	$3,196,581	$3,820,412	$127,517	$5,242,344	$6,051,044	$201,971
Effect of dilutive potential ordinary share:
Employee share options issued by subsidiaries	(31,476)	(25,168)	(840)	(31,476)	(56,144)	(1,874)

Earnings used in the computation of diluted earnings per share	$3,165,105	$3,795,244	$126,677	$5,210,868	$5,994,900	$200,097

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2012	2013	2012	2013

Weighted average number of ordinary shares in computation of basic earnings per share	7,443,355	7,464,034	7,440,695	7,462,053
Effect of dilutive potential ordinary share:
Employee share options	61,122	61,121	65,763	58,746
Bonus to employees	71,206	55,361	78,810	61,365

Weighted average number of ordinary shares in computation of dilutive earnings per share	7,575,683	7,580,516	7,585,268	7,582,164

The Group is able to settle the bonus to employees by cash or shares.  The Group presumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of shares outstanding used in the computation of diluted earnings per share if the effect is dilutive.  Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders resolve the number of shares to be distributed to employees at their meeting in the following year.

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has four employee share option plans.  Each unit represents the right to purchase one ordinary share of ASE Inc. when exercised.  Under the terms of the plans, share option rights are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.  For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

ASE Inc. Option Plans

Information on share options was as follows:

	For the Six Months Ended June 30
	2012		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Beginning outstanding balance	371,034	$22.8	344,332	$20.3
Options forfeited	(3,804)	23.6	(1,540)	20.6
Options exercised	(8,638)	18.3	(7,832)	19.0

Ending outstanding balance	358,592	22.9	334,960	20.3

Ending exercisable balance	222,994	22.4	258,536	20.2

The weighted average share price at exercise dates of share options for the six months ended June 30, 2012 and 2013 was NT$27.9 and NT$24.8 (US$0.83) , respectively.

Information on the Company’s outstanding options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

January 1, 2012	$7.0	1.0
	10.3-15.4	2.6
	23.3-25.8	7.4

June 30, 2012	7.0	0.5
	10.3-15.4	2.1
	23.3-25.8	6.9

December 31, 2012	8.4-13.5	1.6
	20.4-22.6	6.4

June 30, 2013	8.4-13.5	1.1
	20.4-22.6	5.9

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information on share options was as follows:

	For the Six Months Ended June 30
	2012		2013
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	28,770	$1.7	28,595	$1.7
Options forfeited	(75)	1.7	-	-

Ending outstanding balance	28,695	1.7	28,595	1.7

Ending exercisable balance	25,943	1.7	28,575	1.7

As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, the share options were all vested and the remaining contractual life was 6 years, 5.5 years, 5 years and 4.5 years, respectively.

USIE Option Plan

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information on share options was as follows:

	For the Six Months Ended June 30
	2012		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	35,462	$2.1	34,966	$2.1
Options forfeited	(212)	1.9	-	-
Options exercised	(73)	1.5	-	-

Ending outstanding balance	35,177	2.1	34,966	2.1

Ending exercisable balance	19,402	1.7	26,457	1.9

Information on USIE’s outstanding options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

January 1, 2012	$1.5	6.0
	2.4-2.9	8.9
(Continued)

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

June 30, 2012	$1.5	5.5
	2.4-2.9	8.4

December 31, 2012	1.5	5.0
	2.4-2.9	7.8

June 30, 2013	1.5	4.5
	2.4-2.9	7.3
(Concluded)

b.	Fair value of share options

Options granted by the Group were measured using the Black-Scholes Option Pricing Model or the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) and the inputs to the models were as follows:

	ASE Inc.	ASE Mauritius Inc.	USIE

Share price/market price at the grant date	NT$28.60-30.65	US$1.7	US$1.53-2.62
Exercise prices	NT$28.60-30.65	US$1.7	US$1.53-2.94
Expected volatility	28.59%-40.82%	47.21%	32.48%-42.58%
Expected lives	10 years	10 years	10 years
Expected dividend yield	3.00%-4.00%	-	-
Risk free interest rates	1.56%-2.51%	3.87%-3.90%	1.63%-4.02%

Expected volatility is based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of ASE Mauritius Inc. and USIE, respectively.  To allow for the effects of early exercise, the Group assumed that employees would exercise the options after vesting date when the share price was 1.58-1.69 times the exercise price.

Compensation cost recognized on employee share options was NT$349,362 thousand and NT$134,761 thousand (US$4,498 thousand) for the six months ended June 30, 2012 and 2013, respectively.

28.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

Yang Ting	Packaging and testing of semiconductors	January 13, 2012	100%	$300,016
Wuxi	Packaging and testing of semiconductors	May 27, 2013	100%	$338,021

b.	Consideration transferred, assets acquired and liabilities assumed and net cash outflow on acquisition of subsidiaries at the acquisition date were as follows:

1)	The fair value of the assets acquired and liabilities assumed and net cash outflow on acquisition of Yang Ting at the acquisition date were as follows:

NT$

Current assets	$171,015
Non-current assets
Property, plant and equipment	265,902
Other non-current assets	4,574
Current liabilities	(96,929)
Non-current liabilities
Long-term borrowings	(44,800)
Other non-current liabilities	(1,200)
298,562
Goodwill	1,454
Total consideration	300,016
Less: cash and cash equivalent acquired	(38,409)

Net cash outflow on acquisition of Yang Ting	$261,607

2)	The carrying amounts of the assets acquired and liabilities assumed and net cash outflow on acquisition of Wuxi at the acquisition date were as follows:

	NT$	US$ (Note 4)

Current assets	$156,799	$5,234
Non-current assets
Property, plant and equipment	263,527	8,796
Other non-current assets	35,312	1,178
Current liabilities	(85,295)	(2,847)
	370,343	12,361
Gain from bargain purchase	(32,322)	(1,079)
Total consideration	338,021	11,282
Less: cash and cash equivalent acquired	(87,634)	(2,925)

Net cash outflow on acquisition of Wuxi	$250,387	$8,357

The measurement period for the Group’s acquisition of Yang Ting ended during the three months ended June 30, 2012 and the provisional amount of goodwill recognized as of March 31, 2012 was retrospectively adjusted. (Note 16)  For the acquisition of Wuxi, the Group has not complete the purchase price allocation and therefore the excess of the net equity over the purchase price was provisionally recognized as a gain from bargain purchase under other gains and losses in the consolidated statements of comprehensive income.

None of the goodwill arising on these acquisitions was expected to be deductible for tax purposes.

c.	Impact of acquisitions on the results of the Group

The results of Yang Ting since the acquisition date included in the consolidated statements of comprehensive income were operating revenue amounting to NT$92,583 thousand and NT$172,846 thousand, respectively, and net loss amounting to NT$35,103 thousand and NT$35,341 thousand, respectively, for the three months and six months ended June 30, 2012.

The results of Wuxi since the acquisition date included in the consolidated statements of comprehensive income from the acquisition date to June 30, 2013 were operating revenue of NT$35,667 thousand (US$1,190 thousand) and net profit of NT$19 thousand (US$1 thousand).

d.	Pro-forma information

Had these business combinations been in effect at the beginning of each of the reporting period, the Group’s operating revenues for the six months ended June 30, 2012 and 2013 would have been NT$88,973,087 thousand and NT$99,180,931 thousand (US$3,310,445 thousand), respectively, and net profit for the six months ended June 30, 2012 and 2013 would have been NT$5,398,292 thousand and NT$6,270,580 thousand (US$209,298 thousand), respectively.

This pro-forma information is for illustrative purposes only and is not necessarily an indication of operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each of the annual reporting period, nor is it intended to be a projection of future results.

29.	EQUITY TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The ordinary shares of USISH have been traded on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012 and USISH issued ordinary shares upon its public offering for CNY773,419 thousand.  At the public offering, the Group’s shareholdings of USISH decreased from 99.2% to 88.7% due to the Group did not subscribe additional shares of the offering.

PowerASE was merged into the Company in May 2012 and the Company acquired the remaining outstanding 733 thousand shares at the consideration of NT$10,933 thousand.

The above transactions were accounted for as equity transactions since the Group did not cease to have control over these subsidiaries.

30.	NON-CASH TRANSACTIONS

For the six months ended June 30, 2012 and 2013, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Six Months Ended June 30
	2012	2013
	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$19,023,970	$13,185,951	$440,118
Increase in prepayments for property, plant and equipment	600,560	624,080	20,830
Increase in payables for property, plant and equipment	(1,487,338)	(715,669)	(23,887)

	$18,137,192	$13,094,362	$437,061

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$129,009	$204,727	$6,833
Decrease (increase) in other receivables	11,492	(54,822)	(1,829)

	$140,501	$149,905	$5,004

31.	OPERATING LEASE ARRANGEMENTS

The Company and its subsidiaries, ASE Test, Inc. and Yang Ting, lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring on various dates through January 2023.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in the America and Japan, etc. are leased from other parties and the lease term will expire on various dates through 2014 to 2017.

The Group recognized rental expense of NT$ NT$226,170 thousand and NT$308,569 thousand (US$10,299 thousand) for the three months ended June 30, 2012 and 2013, respectively, and of NT$445,486 thousand and NT$610,251 thousand (US$20,369 thousand) for the six months ended June 30, 2012 and 2013, respectively.

32.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity.  The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance.  Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital.  In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 19.

33.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

1)	Fair value of financial instruments not carried at fair value

Except held-to-maturity financial assets and bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of held-to-maturity financial assets and bonds payable as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Held-to-maturity financial assets
June 30, 2013	$14,567	$486	$14,567	$486

Bonds payable
January 1, 2012	10,876,538		10,901,737
(Continued)

	Carrying Amount			Fair Value
	NT$	US$ (Note 4)		NT$	US$ (Note 4)

June 30, 2012	$10,843,450	$		$10,830,552	$
December 31, 2012	10,804,551			10,807,596
June 30, 2013	10,984,249		366,630	10,991,350		366,867
(Concluded)

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured at fair value subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

a)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

b)
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

c)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for those assets or liabilities that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

January 1, 2012

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$478,504	$-	$478,504
Forward exchange contracts	-	10,812	-	10,812
Non-derivative financial assets held for trading
Mutual funds	170,581	-	-	170,581
Quoted shares	46,858	-	-	46,858

	$217,439	$489,316	$-	$706,755

Available-for-sale financial assets
Limited partnership	$-	$-	$447,112	$447,112
Unquoted shares	-	-	446,171	446,171
Quoted shares	197,052	-	-	197,052
Private-placement shares	-	24,827	-	24,827

	$197,052	$24,827	$893,283	$1,115,162

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$81,450	$-	$81,450
Forward exchange contracts	-	13,944	-	13,944
Cross currency swap contracts	-	38,880	-	38,880
	$-	$134,274	$-	$134,274

Derivative financial liability for hedging
Interest rate swap contract	$-	$58,279	$-	$58,279

June 30, 2012

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$1,492,840	$-	$1,492,840
Derivative financial assets
Swap contracts	-	224,254	-	224,254
Forward exchange contracts	-	9,952	-	9,952
Non-derivative financial assets held for trading
Mutual funds	580,232	-	-	580,232
Quoted shares	51,423	-	-	51,423

	$631,655	$1,727,046	$-	$2,358,701

Available-for-sale financial assets
Limited partnership	$-	$-	$445,260	$445,260
Unquoted shares	-	-	402,018	402,018
Quoted shares	246,976	-	-	246,976
Private-placement shares	-	69,395	-	69,395

	$246,976	$69,395	$847,278	$1,163,649

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$84,256	$-	$84,256
Cross currency swap contracts	-	26,972	-	26,972
(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Forward exchange contracts	$-	$9,010	$-	$9,010

	$-	$120,238	$-	$120,238

Derivative financial liability for hedging
Interest rate swap contracts	$-	$23,195	$-	$23,195

December 31, 2012

Financial assets at FVTPL
Financial assets designated as at FVTPL
Dual currency deposits	$-	$2,178,381	$-	$2,178,381
Structured time deposits	-	1,644,601	-	1,644,601

Derivative financial assets
Swap contracts	-	18,890	-	18,890
Forward exchange contracts	-	3,326	-	3,326

Non-derivative financial assets held for trading
Mutual funds	171,802	-	-	171,802
Quoted shares	18,000	-	-	18,000

	$189,802	$3,845,198	$-	$4,035,000

Available-for-sale financial assets
Limited Partnership	$-	$-	$518,452	$518,452
Quoted shares	301,146	-	-	301,146
Unquoted shares	-	-	258,231	258,231
Private-placement shares	-	67,146	-	67,146

	$301,146	$67,146	$776,683	$1,144,975

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$423,366	$-	$423,366
Forward exchange contracts	-	35,883	-	35,883
Foreign currency option contracts	-	7,899	-	7,899

	$-	$467,148	$-	$467,148
(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Derivative financial liability for hedging
Interest rate swap contracts	$-	$4,524	$-	$4,524

June 30, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Dual currency deposits	$-	$2,587,057	$-	$2,587,057
Structured time deposits	-	1,242,178	-	1,242,178

Derivative financial assets
Swap contracts	-	576,535	-	576,535
Forward exchange contracts	-	4,441	-	4,441

Non-derivative financial assets held for trading
Mutual funds	32,375	-	-	32,375
Quoted shares	41,409	-	-	41,409

	$73,784	$4,410,211	$-	$4,483,995

Available-for-sale financial assets
Limited partnership	$-	$-	$538,813	$538,813
Quoted shares	459,978	-	-	459,978
Unquoted shares	-	-	225,276	225,276
Private-placement shares	-	54,778	-	54,778
Mutual funds	19,147	-	-	19,147

	$479,125	$54,778	$764,089	$1,297,992

Derivative financial assets for hedging
Interest rate swap contracts	$-	$1,940	$-	$1,940

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$76,584	$-	$76,584
Forward exchange contracts	-	29,510	-	29,510
Foreign currency option contracts	-	16,405	-	16,405

	$-	$122,499	$-	$122,499
(Continued)

	Level 1	Level 2	Level 3	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

June 30, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Dual currency deposits	$-	$86,350	$-	$86,350
Structured time deposits	-	41,461	-	41,461

Derivative financial assets
Swap contracts	-	19,244	-	19,244
Forward exchange contracts	-	148	-	148

Non-derivative financial assets held for trading
Mutual funds	1,081	-	-	1,081
Quoted shares	1,382	-	-	1,382

	$2,463	$147,203	$-	$149,666

Available-for-sale financial assets
Limited partnership	$-	$-	$17,985	$17,985
Quoted shares	15,353	-	-	15,353
Unquoted shares	-	-	7,519	7,519
Private-placement shares	-	1,828	-	1,828
Mutual funds	639	-	-	639

	$15,992	$1,828	$25,504	$43,324

Derivative financial assets for hedging
Interest rate swap contracts	$-	$65	$-	$65

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$2,556	$-	$2,556
Forward exchange contracts	-	985	-	985
Foreign currency option contracts	-	548	-	548

	$-	$4,089	$-	$4,089
(Concluded)

There were no transfers between Level 1 and Level 2 in the current and prior periods.

3)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were limited partnership and unquoted shares classified as available-for-sale financial assets - non-current.  Reconciliation for the six months ended June 30, 2012 and 2013 was as follows:

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$893,283	$776,683	$25,924
Total gains or losses
In profit or loss	20,297	(76,916)	(2,567)
In other comprehensive income	(6,819)	69,858	2,332
Purchases	-	13,526	451
Disposals	(59,483)	(19,062)	(636)

Balance at June 30	$847,278	$764,089	$25,504

The total gains or losses included a gain of NT$20,297 thousand and a loss of NT$76,916 thousand (US$2,567 thousand) relating to the financial assets measured at Level 3 for the six months ended June 30, 2012 and 2013, respectively.  Such fair value gains or losses were included in other gains and losses.

4)	Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities were determined as follows:

a)
The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets were determined with reference to quoted market prices (includes quoted shares and mutual funds).  The fair value of private-placement shares was determined using the Black-Scholes Model incorporated with quoted market prices as the basis adjusted for the liquidity discount due to the selling restrictions for the lock-up period.

b)
The fair values of derivative instruments were calculated using quoted prices.  Where such prices were not available, a discounted cash flow analysis was performed using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. The estimates and assumptions used by the Group were consistent with those that market participants would use in pricing financial instruments.

c)
The fair value of the Group’s unquoted shares with no active market and limited partnership were measured using market approach based on investees’ recent financing activities, valuation of investees comparable companies, technical development, market conditions and other economic indicators.

b.	Categories of financial instruments

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$-	$1,492,840	$3,822,982	$3,829,235	$127,811
Held for trading	706,755	865,861	212,018	654,760	21,855
(Continued)

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Derivative instrument in designated hedge accounting relationships	$-	$-	$-	$1,940	$65
Held-to-maturity financial assets	-	-	-	14,567	486
Available-for-sale financial assets	1,115,162	1,163,649	1,144,975	1,297,992	43,324
Loans and receivables (1)	56,169,325	54,062,875	58,493,785	61,866,388	2,064,967

Financial liabilities

FVTPL
Held for trading	134,274	120,238	467,148	122,499	4,089
Derivative instruments in designated hedge accounting relationships	58,279	23,195	4,524	-	-
Measured at amortized cost (2)	113,354,668	118,927,635	124,558,587	130,603,199	4,359,252
(Concluded)

1)
The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, debt investments with no active market, trade and other receivables and other financial instruments.

2)	The balances included financial liabilities measured at amortized cost which comprise short-term and long-term borrowings, trade and other payables and bonds payable.

c.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations.  All derivative transactions entered into by the Group are designated as either hedging or trading.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities.  The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.  Gains or losses arising from fluctuations in foreign exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items.  Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk.  The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 37.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”).  1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates.  The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group.  The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$137,000 thousand and NT$16,000 thousand (US$534 thousand) for the six months ended June 30, 2012 and 2013, respectively.  Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax.  The sensitivity analysis for foreign currency exchange rate risk to which the Group was exposed at each balance sheet date was unrepresentative of a risk inherent for the six months ended June 30, 2012 and 2013.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rates risk because entities in the Group borrowed funds at floating interest rates.  Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at balance sheet date were as follows:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial liabilities	$10,900,463	$10,851,057	$10,808,520	$11,697,654	$390,442

Cash flow interest rate risk
Financial assets	18,894,790	16,518,384	13,418,225	24,662,982	823,197
Financial liabilities	65,650,346	64,786,613	73,835,141	71,873,290	2,398,975

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel.  If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the six months ended June 30, 2012 and 2013 would decrease or increase by NT$241,000 thousand and NT$236,000 thousand (US$7,877 thousand), respectively.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets held for trading, including quoted shares and mutual funds, and available-for-sale financial assets.  If equity prices had been 1% higher or lower, profit before income tax for the six months ended June 30, 2012 and 2013 would have increased or decreased by NT$6,000 thousand and NT$700 thousand (US$23 thousand), respectively and other comprehensive income before income tax for the six months ended June 30, 2012 and 2013 would have increased or decreased by NT$12,000 thousand and NT$13,000 thousand (US$434 thousand), respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.  The Group’s credit risk arises from cash and cash equivalents, trade receivable and other financial assets.  The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with creditworthy counterparties and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of the trade receivables.  The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure.  The Group also monitors its compliance with all the loan covenants.  Liquidity risk is not considered to be significant.

The following table details the Group's financial liabilities with agreed repayment periods based on maturity dates and undiscounted principle and interest cash flow.

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	$14,039,951	$13,325,193	$4,047,510	$47,140	$-
Floating interest rate liabilities	13,095,370	10,446,790	13,038,459	30,831,418	118,895
Fixed interest rate liabilities	-	-	240,662	12,040,697	-

	$27,135,321	$23,771,983	$17,326,631	$42,919,255	$118,895

June 30, 2012

Non-derivative financial liabilities
Non-interest bearing	$18,307,137	$16,955,746	$2,511,574	$91,831	$-
Floating interest rate liabilities	12,604,347	9,165,447	19,849,003	24,649,500	110,050
Fixed interest rate liabilities	2,853	200,519	99,048	11,927,418	-

	$30,914,337	$26,321,712	$22,459,625	$36,668,749	$110,050

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	$17,423,564	$13,349,153	$3,132,356	$126,926	$-
Floating interest rate liabilities	15,947,991	12,124,209	18,573,373	28,753,512	39,481
Fixed interest rate liabilities	-	-	235,870	11,667,329	-
	$33,371,555	$25,473,362	$21,941,599	$40,547,767	$39,481

June 30, 2013

Non-derivative financial liabilities
Non-interest bearing	$16,752,814	$21,338,371	$3,204,857	$96,441	$-
Floating interest rate liabilities	13,046,700	18,692,077	12,626,800	28,597,308	-
Fixed interest rate liabilities	5,778	187,532	81,239	12,568,660	-

	$29,805,292	$40,217,980	$15,912,896	$41,262,409	$-

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

June 30, 2013

Non-derivative financial liabilities
Non-interest bearing	$559,173	$712,229	$106,971	$3,219	$-
Floating interest rate liabilities	435,471	623,901	421,455	954,516	-
Fixed interest rate liabilities	193	6,259	2,712	419,515	-

	$994,837	$1,342,389	$531,138	$1,377,250	$-

The amounts included above for floating interest rate instruments for both non-derivative financial assets and liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table details the Group's liquidity analysis for its derivative financial instruments based on net cash flows and gross cash flows, respectively.

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

January 1, 2012

Net settled
Forward exchange contracts	$(2,230)	$(1,200)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$2,740,261	$265,166	$-	$-
Outflows	(2,740,439)	(265,708)	-	-
	(178)	(542)	-	-

Swap contracts
Inflows	3,211,093	3,521,224	18,848,410	-
Outflows	(3,210,236)	(3,534,222)	(18,312,140)	-
	857	(12,998)	536,270	-

Cross currency swap contracts
Inflows	721	1,330	3,450	-
Outflows	(236)	(381)	(929)	-
	485	949	2,521	-

Interest rate swap contracts
Inflows	-	16,161	26,949	4,755
Outflows	-	(37,450)	(63,803)	(12,206)
	-	(21,289)	(36,854)	(7,451)

	$1,164	$(33,880)	$501,937	$(7,451)

June 30, 2012

Net settled
Forward exchange contracts	$800	$-	$-	$-

Gross settled
Structured time deposit
Inflows	$939,710	$759,408	$-	$-

Forward exchange contracts
Inflows	3,558,832	954,566	-	-
Outflows	(3,648,604)	(956,160)	-	-
	(89,772)	(1,594)	-	-

Swap contracts
Inflows	5,288,975	4,033,800	19,595,085	1,195,200
Outflows	(5,293,345)	(3,966,605)	(19,436,115)	(1,165,000)
	(4,370)	67,195	158,970	30,200

(Continued)

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

Cross currency swap contracts
Inflows	$699	$676	$-	$-
Outflows	(188)	(182)	-	-
	511	494	-	-
Interest rate swap contracts
Inflows	-	11,012	11,257	-
Outflows	-	(24,967)	(25,521)	-
	-	(13,955)	(14,264)	-

	$846,079	$811,548	$144,706	$30,200

December 31, 2012

Net settled
Foreign currency option contracts	$4,910	$-	$-	$-

Gross settled
Dual currency deposits
Inflows	$-	$-	$2,199,780	$-

Structured time deposits
Inflows	952,643	698,248	-	-

Forward exchange contracts
Inflows	1,890,915	1,182,621	115,929	-
Outflows	(1,916,767)	(1,187,787)	(116,160)	-
	(25,852)	(5,166)	(231)	-

Swap contracts
Inflows	4,929,056	5,327,530	27,373,602	-
Outflows	(4,987,902)	(5,351,188)	(27,595,975)	-
	(58,846)	(23,658)	(222,373)	-

Interest rate swap contracts
Inflows	-	5,735	-	-
Outflows	-	(12,900)	-	-
	-	(7,165)	-	-

	$867,945	$662,259	$1,977,176	$-

June 30, 2013

Net settled
Forward exchange contracts	$(2,270)	$105	$-	$-
Foreign currency option contracts	4,692	-	-	-

	$2,422	$105	$-	$-

Gross settled
Dual currency deposits
Inflows	$-	$2,287,438	$325,556	$-

Structured time deposits
Inflows	686,759	559,260	-	-
(Continued)

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

Forward exchange contracts
Inflows	$1,770,077	$1,950,986	$1,084,807	$-
Outflows	(1,779,027)	(1,954,941)	(1,080,000)	-
	(8,950)	(3,955)	4,807	-

Swap contracts
Inflows	10,958,639	8,382,109	21,610,160	-
Outflows	(10,984,636)	(8,262,600)	(21,104,331)	-
	(25,997)	119,509	505,829	-

Interest rate swap contracts
Inflows	-	-	19,417	-
Outflows	-	-	(17,492)	-
	-	-	1,925	-

	$651,812	$2,962,252	$838,117	$-
(Concluded)

	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	More than 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

June 30, 2013

Net settled
Forward exchange contracts	$(76)	$4	$-	$-
Foreign currency option contracts	157	-	-	-

	$81	$4	$-	$-

Gross settled
Dual currency deposits
Inflows	$-	$76,350	$10,866	$-

Structured time deposits
Inflows	22,923	18,667	-	-

Forward exchange contracts
Inflows	59,081	65,120	36,209	-
Outflows	(59,380)	(65,252)	(36,048)	-
	(299)	(132)	161	-

Swap contracts
Inflows	365,776	279,777	721,300	-
Outflows	(366,643)	(275,788)	(704,417)	-
	(867)	3,989	16,883	-

Interest rate swap contracts
Inflows	-	-	648	-
Outflows	-	-	(584)	-
	-	-	64	-

	$21,757	$98,874	$27,974	$-

34.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation.  Details of transactions between the Group and other related parties were disclosed below:

a.	The Group had no significant transactions with related parties for the six months ended June 30, 2012 and 2013.

b.	Compensation to key management personnel

The remuneration to the Group’s key management personnel for the six months ended June 30, 2012 and 2013 was as follows:

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2012	2013		2012	2013
	NT$	NT$	US$ (Note 4)	NT$	NT$	US$ (Note 4)

Short-term benefits	$246,383	$263,675	$8,801	$329,364	$361,163	$12,055
Post-employment benefits	12,332	3,387	113	33,015	6,105	204
Share-based payments	40,361	15,596	521	74,611	28,769	960

	$299,076	$282,658	$9,435	$436,990	$396,037	$13,219

35.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 11, the following assets were provided as collateral for bank borrowings, the tariff guarantees of imported raw materials or the deposits for hiring foreign workers:

	January 1, 2012	June 30, 2012	December 31, 2012	June 30, 2013
	NT$	NT$	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$1,616,743	$-	$-	$11,435,408	$381,689
Property, plant and equipment
Land	777,858	299,059	299,059	299,059	9,982
Buildings and improvements	3,111,856	440,428	370,518	353,486	11,798
Other financial assets (including current and non-current)	230,801	200,259	214,626	264,118	8,816

	$5,737,258	$939,746	$884,203	$12,352,071	$412,285

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013 were as follows:

a.	Significant commitments

1)
As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, unused letters of credit of the Group were approximately NT$331,000 thousand, NT$395,000 thousand, NT$206,000 thousand and NT$241,000 thousand (US$8,044 thousand), respectively.

2)
As of January 1, 2012, June 30, 2012, December 31, 2012 and June 30, 2013, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$7,856,000 thousand, NT$12,900,000 thousand, NT$9,781,000 thousand and NT$13,942,000 thousand (US$465,354 thousand), respectively, of which NT$1,515,016 thousand, NT$1,574,276 thousand, NT$1,278,567 thousand and NT$2,039,718 thousand (US$68,081 thousand) had been prepaid, respectively.

b.	Non-cancellable operating lease commitments

	June 30, 2013
	NT$	US$ (Note 4)

Less than 1 year	$254,473	$8,494
1-5 years	320,289	10,690
More than 5 years	331,592	11,068

	$906,354	$30,252

c.	Contingencies

Tessera Inc. filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company and the subsidiary, ASE US, infringed patents owned by Tessera Inc. (the “California Litigation”).  The district court in the California Litigation has lifted the stay in January 2012 and set a case management schedule to begin in August 2014.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera Inc. has asserted in the California Litigation and the investigations concluded by International Trade Commission (“ITC Investigation”).

Up to the report date, the Group was not able to estimate the outcome of the reexamination and the impact of the California Litigation could cause.

37.	EXCHANGE RATE OF FINANCIAL ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant financial assets and liabilities denominated in foreign currencies were as follow (in thousands of foreign currency):

	Foreign Currencies	Exchange Rate	Carrying Amount

January 1, 2012

Monetary financial assets
US$	$1,986,074	US$1=NT$30.275	$60,128,390
JPY	9,656,876	JPY1=NT$0.3906	3,771,976

Monetary financial liabilities
US$	2,431,078	US$1=NT$30.275	73,600,886
JPY	10,570,543	JPY1=NT$0.3906	4,128,854

(Continued)

	Foreign Currencies	Exchange Rate	Carrying Amount

June 30, 2012

Monetary financial assets
US$	$2,118,837	US$1=NT$29.88	$63,310,850
JPY	13,030,819	JPY1=NT$0.3754	4,891,769

Monetary financial liabilities
US$	2,563,315	US$1=NT$29.88	76,591,852
JPY	14,224,017	JPY1=NT$0.3754	5,339,696

December 31, 2012

Monetary financial assets
US$	2,714,508	US$1=NT$29.04	78,829,312
JPY	10,159,121	JPY1=NT$0.3364	3,417,528

Monetary financial liabilities
US$	2,758,258	US$1=NT$29.04	80,099,812
JPY	10,807,033	JPY1=NT$0.3364	3,635,486

June 30, 2013

Monetary financial assets
US$	2,692,099	US$1=NT$30.00	80,762,970
JPY	9,582,695	JPY1=NT$0.3036	2,909,306

Monetary financial liabilities
US$	2,719,620	US$1=NT$30.00	81,588,600
JPY	12,153,858	JPY1=NT$0.3036	3,689,911
(Concluded)

38.	OPERATING SEGMENTS INFORMATION

The Group has reportable segments as packaging, testing and EMS which engages in the packaging and testing of semiconductors and manufacturing of computers, computer peripherals and related accessories.  The segment stated as others represented other businesses, below the quantitative thresholds, engaging in the production of substrates and the development, construction and sale of real estate properties.

Segment information for the six months ended June 30, 2012 and 2013 was as follows:

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the six months ended June 30, 2012

Operating revenue from external customers	$49,571,250	$10,710,257	$27,355,540	$1,336,040	$-	$88,973,087
Inter-segment operating revenues	$160,494	$62,051	$18,703,287	$3,488,699	$(22,414,531)	$-
Segment profit before income tax	$3,717,993	$2,214,946	$1,023,129	$(650,772)	$-	$6,305,296
Segment assets	$122,723,299	$39,351,968	$40,131,989	$32,833,972	$-	$235,041,228

For the six months ended June 30, 2013

Operating revenue from external customers	$53,923,996	$12,228,420	$30,568,468	$2,228,757	$-	$98,949,641
Inter-segment operating revenues	$154,754	$137,547	$23,383,847	$3,872,585	$(27,548,733)	$-
Segment profit before income tax	$4,114,785	$3,233,030	$1,250,741	$(401,887)	$-	$8,196,669
Segment assets	$133,451,514	$42,413,105	$41,351,410	$38,009,150	$-	$255,225,179
(Continued)

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the six months ended June 30, 2013

Operating revenue from external customers	$1,799,867	$408,158	$1,020,309	$74,391	$-	$3,302,725
Inter-segment operating revenues	$5,165	$4,591	$780,502	$129,259	$(919,517)	$-
Segment profit before income tax	$137,343	$107,911	$41,747	$(13,414)	$-	$273,587
Segment assets	$4,454,323	$1,415,658	$1,380,221	$1,268,663	$-	$8,518,865
(Concluded)

Note:  Inter-segment operating revenues were eliminated upon consolidation.

39.	FIRST-TIME ADOPTION OF TAIWAN-IFRSs

a.	Basis of the preparation for financial information under Taiwan-IFRSs

For the Group’s consolidated financial statements for the six months ended June 30, 2013, the Group not only follows the significant accounting policies stated in Note 4 but also applies the requirements under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” as the basis for the preparation.

b.	Effect on transition to Taiwan-IFRSs

After transition to Taiwan-IFRSs, the effect on the Group’s consolidated balance sheets and consolidated statements of comprehensive income is as below:

1)	Reconciliation of the consolidated balance sheet as of January 1, 2012: Please see Table 1 attached;

2)	Reconciliation of the consolidated balance sheet as of June 30, 2012: Please see Table 2 attached;

3)	Reconciliation of the consolidated balance sheet as of December 31, 2012: Please see Table 3 attached;

4)	Reconciliation of the consolidated statement of comprehensive income for the three months ended June 30, 2012: Please see Table 4 attached;

5)	Reconciliation of the consolidated statement of comprehensive income for the six months ended June 30, 2012: Please see Table 5 attached;

6)	Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2012: Please see Table 6 attached;

7)	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Group’s first consolidated financial statements prepared in accordance with Taiwan-IFRSs.  According to IFRS 1, the Group is required to determine the accounting policies under Taiwan-IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to Taiwan-IFRSs (January 1 2012).  IFRS 1 provided several optional exemptions.  The major optional exemptions the Group adopted are summarized as follows:

Business combinations

The Group elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations occurred before the date of transition to Taiwan-IFRSs.  Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with that under ROC GAAP as of December 31, 2011.

The aforementioned exemption also applied to investments in associates acquired in the past.

Share-based payment transactions

The Group elected not to apply IFRS 2 “Share-based Payment” retrospectively for the shared-based payment transactions which were granted and vested before the date of transition to Taiwan-IFRSs.

Employee benefits

The Group elected to recognize all unrecognized cumulative actuarial gains and losses in retained earnings at the date of transition to Taiwan-IFRSs.  In addition, the Group elected to apply the exemption disclosure requirement provided by IFRS 1 in which the experience adjustments are determined for each accounting period prospectively from the date of transition to Taiwan-IFRSs.

Cumulative translation differences

The Group elected to reset the cumulative translation differences to zero and recognized the amount under retained earnings at the date of transition to Taiwan-IFRSs.  Gains or losses of a subsequent disposal of any foreign operations will exclude the translation differences that arose before the date of transition to Taiwan-IFRSs.

Designation of previously recognized financial instruments

The Group elected to designate the equity investments previously carried at cost as available-for-sale financial assets at the date of transition to Taiwan-IFRSs.

The effect of the abovementioned optional exemptions elected by the Group were included in 8) Explanations of significant reconciling items in the transition to Taiwan-IFRSs.

8)	Explanations of significant reconciling items in the transition to Taiwan-IFRSs

Material differences between the accounting policies under ROC GAAP and Taiwan-IFRSs were as follows:

Time deposits with maturity more than 3 months from date of investments

Under ROC GAAP, time deposits that can be readily cancelled without eroding the principal are classified as cash and cash equivalents.

Under Taiwan-IFRSs, time deposits with maturity over 3 months is not classified as cash but other financial assets - current since the time deposits with fixed or determinable payments had no quoted price in an active market.

As of January 1, 2012, June 30, 2012, December 31, 2012, the amount reclassified from cash and cash equivalents to other financial assets - current was NT$454,744 thousand, NT$935,953 thousand and NT$272,035 thousand, respectively.

Classifications of deferred tax assets and liabilities and valuation allowance

Under ROC GAAP, deferred income tax assets and liabilities are classified as current or non-current in accordance with the classification of its related assets or liabilities.  However, if deferred income tax assets or liabilities do not relate to assets or liabilities in the financial statements, they are classified as either current or non-current based on the expected length of time before they are realized or settled.  Under Taiwan-IFRSs, deferred tax assets or liabilities are classified as non-current assets or liabilities.

In addition, under ROC GAAP, valuation allowance is provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  Under Taiwan-IFRSs, deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and valuation allowance account is not used.

In addition, the same taxable entity offsets its current deferred tax assets and liabilities under ROC GAAP, and non-current deferred tax assets and liabilities likewise.

Under Taiwan-IFRSs, an entity shall offset deferred tax assets and deferred tax liabilities if, and only if:

a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

i	The same taxable entity; or

ii
Different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

As of January 1, 2012, June 30, 2012, December 31, 2012, deferred tax assets and liabilities that did not meet the criteria to be offset were adjusted by NT$752,363 thousand, NT$862,693 thousand and NT$614,146 thousand, respectively.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount of deferred tax assets reclassified from current to non-current was NT$1,135,525 thousand, NT$1,109,857 thousand and NT$762,552 thousand, respectively.  As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount of deferred tax liabilities reclassified from current to non-current was NT$175 thousand, NT$10,242 thousand and NT$246,180 thousand, respectively.
Land use right

Under ROC GAAP, land use right is classified as intangible assets.

Under Taiwan-IFRSs, land use right identified within IAS 17 “Leases” should be separately disclosed as long-term prepayments for lease.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount reclassified from land use right under intangible assets to long-term prepayments for lease was NT$3,420,700 thousand, NT$3,835,259 thousand and NT$3,736,658 thousand, respectively.

The classification of deferred charges and idle assets

Under ROC GAAP, deferred charges and idle assets are classified under other assets.  Under Taiwan-IFRSs, the aforementioned items are classified as property, plant and equipment and intangible assets due to their nature.

As of January 1, 2012, the amount reclassified from deferred charges and idle assets to property, plant and equipment or intangible assets were NT$1,045,356 thousand and 1,114,054 thousand, respectively.  As of June 30, 2012, the amount reclassified from deferred charges and idle assets to property, plant and equipment or intangible assets were NT$625,759 thousand and 1,073,172 thousand, respectively.  As of December 31, 2012, the amount reclassified from deferred charges and idle assets to property, plant and equipment or intangible assets were NT$427,967 thousand and 1,092,502 thousand, respectively.

For the three months and the six months ended June 30, 2012 and the year ended December 31, 2012, depreciation expenses of idle assets reclassified from non-operating expenses and losses - others to operating costs and operating expenses were NT$19,637 thousand, NT$40,183 thousand and NT$57,822 thousand, respectively.

Presentation of prepayments for property, plant and equipment

Under ROC GAAP, prepayments for property, plant and equipment are classified as property, plant and equipment. Under Taiwan-IFRSs, prepayments for property, plant and equipment are recognized as long-term prepayments under non-current assets.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount of prepayments for property, plant and equipment reclassified from property, plant and equipment to non-current assets was NT$355,610 thousand, NT$956,170 thousand and NT$202,488 thousand, respectively.

Employee benefits

Under ROC GAAP, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses.  When using the corridor approach, actuarial gains and losses should be amortized in profit or loss over the average remaining service period of those employees who are still in service and expected to receive pension benefits.  Under Taiwan-IFRSs, the Group should carry out actuarial valuation on defined benefit plans in accordance with IAS 19 “Employee Benefits” and will recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income.  The actuarial gains and losses recognized in other comprehensive income are recognized immediately in retained earnings in the statement of changes in equity.  The subsequent reclassification to profit or loss is not permitted.

Under ROC GAAP, minimum pension liability is the minimum amount of pension liability that is required to be recognized on the balance sheets.  If the accrued pension liability recorded is less than the minimum amount, the difference shall be recognized.  Under Taiwan-IFRSs, there is no requirement for minimum pension liability.

Under ROC GAAP, unrecognized net transition obligation, resulting from first-time adoption of SFAS No. 18 “Accounting for Pensions” should be amortized in pension cost by the straight-line method over the average remaining service period of those employees who are still in service and expected to receive pension benefits.  Due to no transition application under IAS 19, unrecognized net transition obligation and related amounts should be all recognized in retained earnings at the date of transition to Taiwan-IFRSs.

At the date of transition to Taiwan-IFRSs, the Group performed the actuarial valuation on defined benefit plans under IAS 19 and recognized the valuation difference under the requirement of IFRS 1.  As of January, 1, 2012, June 30, 2012 and December 31, 2012, accrued pension cost was adjusted for an increase of NT$1,569,621 thousand, NT$1,516,084 thousand and NT$1,887,913 thousand; deferred tax assets were adjusted for an increase of NT$397,790 thousand, NT$394,293 thousand and NT$504,406 thousand, respectively.

In addition, actuarial gains and losses arising from defined benefit plans under other comprehensive income and pension cost were adjusted for a decrease of NT$670,625 thousand (net of tax NT$138,631 thousand) and NT$84,834 thousand, respectively, for the year ended December 31, 2012.  Pension cost was adjusted for a decrease of NT$22,489 thousand for the three months ended June 30, 2012.  Pension cost was adjusted for a decrease of NT$43,979 thousand for the six months ended June 30, 2012.

Subsidiaries’ capital surplus arising from employee share options

Under ROC GAAP, a subsidiary’s capital surplus arising from its employee share options is recognized and presented in parent company’s equity in proportion to the shareholdings owned by its parent company.

Under Taiwan-IFRSs, a subsidiary’s equity not directly or indirectly owned by its parent company is non-controlling interest.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount reclassified from the Company’s capital surplus arising from employee share options to non-controlling interest was NT$402,333 thousand, NT$505,678 thousand and NT$577,528 thousand, respectively.

Investments accounted for using the equity method

Under ROC GAAP, when an investee issues new shares and existing shareholders do not subscribe new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee.  As there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting capital surplus and equity method investments.

Under Taiwan-IFRSs, such a difference is still adjusted to investments accounted for using the equity method and capital surplus; however, if the investor’s ownership interest in an associate is reduced, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

Changes in ownership of subsidiaries’ equity without losing control are accounted as equity transaction.

In addition, the Group complied with the Taiwan-IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under Taiwan-IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the Company’s capital surplus arising from share of changes in capital surplus of associates was adjusted for a decrease of NT$3,522,280 thousand, NT$5,694,258 thousand and NT$5,690,964 thousand, respectively.  As of June 30, 2012 and December 31, 2012, capital surplus arising from the excess of the consideration received over the carrying amount of the subsidiaries’ net assets was adjusted for an increase of NT$2,171,297 thousand and NT$2,166,206 thousand, respectively.

Allowance for sales returns and others

Under ROC GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience.  Allowance for sales returns and others is recorded as a deduction to accounts receivable.  Under Taiwan-IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

As of January 1, 2012, June 30, 2012 and December, 31, 2012, the amounts of allowance for sales returns and others reclassified to provisions was NT$123,331 thousand, NT$206,210 thousand and NT$210,904 thousand, respectively.

Financial assets carried at cost

Under current Guidelines Governing the Preparation of Financial Reports by Securities Issuers, shares that are not listed on the TSE or Taiwan GreTai Securities Market and of which the holder has no significant influence over the investee should be classified as financial assets carried at cost.

Under Taiwan-IFRSs, equity instruments that are designated as available-for-sale financial assets or are not designated as at FVTPL should be classified as available-for-sale financial assets and measured at fair value.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the amount reclassified from financial assets carried at cost - non-current to available-for-sale financial assets - non-current was NT$893,283 thousand, NT$847,278 thousand and NT$827,882 thousand, respectively.  Unrealized loss on available-for-sale financial assets was adjusted for an increase of NT$50,439 thousand for the year ended December 31, 2012.

Share-based payments

Under ROC GAAP, employee share options granted before December 31, 2007 were accounted for using intrinsic value method under interpretations issued by the ROC ARDF.

Under Taiwan-IFRSs, compensation cost of share-based payments should be measured and recognized at fair value.

As of January 1, 2012, June 30, 2012 and December 31, 2012, the Group made retroactive adjustments on the share-based payments granted and unvested prior to the date of transition to Taiwan-IFRSs and recorded a decrease of NT$503,146 thousand to retained earnings as of January 1, 2012.  In addition, the Group made an adjustment for an increase to the compensation cost of NT$31,128 thousand, NT$62,344 thousand and NT$92,338 thousand for the three months ended June 30, 2012, the six months ended June 30, 2012 and the year ended December 31, 2012, respectively.

7)	Significant reconciliation differences in consolidated statements of cash flows

Time deposits that can be readily cancelled without eroding the principal meet the definition of cash in accordance with ROC GAAP.  However, cash equivalents are held for meeting short-term cash commitments rather than for investment or other purposes under IAS 7 ” Statement of Cash Flow.”  An investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition.  Therefore, time deposits of NT$454,744 thousand, NT$935,953 thousand and NT$272,035 thousand as of January 1, 2012, June 30, 2012 and December 31, 2012, respectively, held by the Group were no longer classified as cash and cash equivalents under Taiwan-IFRSs.

According to ROC GAAP, interest paid and received and dividend received are classified as operating activities while dividend paid are classified as financing activities.  Additional disclosure is required for interest paid when reporting cash flow using indirect method.  However, cash flows from interest and dividend received and paid shall each be disclosed separately under IAS 7.  Each shall be classified in a consistent manner from period to period as operating, investing or financing activities.  Therefore, interest received and paid, dividend received by the Group of NT$198,959 thousand, NT$1,101,158 thousand and NT$8,545 thousand, respectively, for the six months ended June 30, 2012 were presented separately as cash flows from operating activities.

Except for the abovementioned differences, there was no other significant difference between ROC GAAP and Taiwan-IFRSs in the Group’s consolidated statement of cash flows.

TABLE 1
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS OF JANUARY 1, 2012
(New Taiwan Dollars, in Thousands)

Assets							Liabilities and Equity
		Effect of Transition to Taiwan-IFRSs							Effect of Transition to Taiwan-IFRSs
		Recogni- tion and							Recognition and
ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs			ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note	Item	Amount	Difference	Difference	Amount	Item	Note

CURRENT ASSETS							CURRENT LIABILITIES
Cash	$24,421,789	$-	$(454,744)	$23,967,045	Cash and cash equivalents	(1)	Short-term borrowings	$22,965,133	$-	$-	$22,965,133	Short-term borrowings
Financial assets at fair value through profit or loss - current	706,755	-	-	706,755	Financial assets at fair value through profit or Loss - current		Financial liabilities at fair value through profit or loss - current	134,274	-	-	134,274	Financial liabilities at fair value through profit or loss - current
Available-for-sale financial assets - current	48,794	-	-	48,794	Available-for-sale financial assets - current		Accounts payable	21,191,923	-	-	21,191,923	Trade payables
Bond investment with no active market - current	90,825	-	-	90,825	Debt investments with no active market -current		Income tax payable	2,400,592	-	-	2,400,592	Current tax liabilities
							Accrued expenses	8,939,719	-	6,696,142	15,635,861	Other payables
Accounts receivable, net	30,475,788	-	123,331	30,599,119	Trade receivables	(9)	Advance real estate receipts	47,667	-	-	47,667	Advance real estate receipts
Other receivables	693,016	-	-	693,016	Other receivables		Payable for properties	5,699,504	-	(5,699,504)	-	-
-	-	-	101,631	101,631	Current tax assets		Current portion of long-term bank loans	3,418,799	-	-	3,418,799	Current portion of long-term borrowings
Inventories	13,920,757	-	-	13,920,757	Inventories		Deferred income tax liabilities - current	175	-	(175)	-	-	(2)
Inventories related to construction business	16,149,498	-	-	16,149,498	Inventories related to real estate business		Other current liabilities	1,964,099	-	(873,307)	1,090,792	Other current liabilities	(9)
Deferred income tax assets - current	1,135,525	-	(1,135,525)	-	-	(2)	Total current liabilities	66,761,885	-	123,156	66,885,041	Total current liabilities
Other current assets	2,488,943	7,790	353,113	2,849,846	Other financial assets - current and other current assets	(1)
							LONG-TERM LIABILITIES	50,425,156	-	(223,925)	50,201,231	Derivative financial liabilities for hedging - non-current, bonds payable and long-term
Total current assets	90,131,690	7,790	(1,012,194)	89,127,286	Total current assets
												borrowings
LONG-TERM INVESTMENTS
Equity method investments	1,154,360	(37,441)	-	1,116,919	Investments accounted for using the equity method		OTHER LIABILITIES
							Accrued pension cost	3,304,841	1,569,621	-	4,874,462	Accrued pension liabilities	(6)
Available-for-sale financial assets -noncurrent	173,085	-	893,283	1,066,368	Available-for-sale financial assets -noncurrent	(10)	Deferred income tax liabilities –noncurrent	624,740	-	752,538	1,377,278	Deferred tax liabilities	(2)

Financial assets carried at cost -noncurrent	893,283	-	(893,283)	-	-	(10)	Others	478,979	-	223,925	702,904	Other non-current liabilities
							Total other liabilities	4,408,560	1,569,621	976,463	6,954,644
Total long-term investments	2,220,728	(37,441)	-	2,183,287
							Total liabilities	121,595,601	1,569,621	875,694	124,040,916	Total liabilities
Property, plant and equipment, net	111,779,036	-	1,217,020	112,996,056	Property, plant and equipment	(4) and (5)
							EQUITY ATTRIBUTABLE TO
Intangible assets	15,772,415	(41,033)	(2,797,388)	12,933,994	Goodwill and other intangible assets	(3), (4) and (6)	SHAREHOLDERS OF THE PARENT
							Capital stock	67,571,325	-	-	67,571,325	Share capital
OTHER ASSETS							Capital surplus	7,397,481	(3,421,467)	-	3,976,014	Capital surplus	(7), (8) and (11)
Idle assets	1,114,054	-	(1,114,054)	-	-		Retained earnings	27,809,126	4,664,876	-	32,474,002	Retained earnings	7, (6), (8) and
Deferred charges	1,045,356	-	(1,045,356)	-	-	(4)							(11)
Deferred income tax assets - noncurrent	1,459,103	397,790	1,887,888	3,744,781	Deferred tax assets	(4)	Other equity adjustments
Guarantee deposits and restricted assets	317,957	-	-	317,957	Other financial assets - non-current	(2) and (6)	Unrealized gain on financial instruments	235,088	-	48,372	283,460	Unrealized gain on available-for-sale financial assets
-	-	-	3,420,700	3,420,700	Long-term prepayments for lease
Others	37,756	-	319,078	356,834	Other non-current assets	(3)	-	-	-	(48,372)	(48,372)	Cash flow hedges
Total other assets	3,974,226	397,790	3,468,256	7,840,272		(5)	Cumulative translation adjustments	3,353,938	(3,353,938)	-	-	Exchange differences on translating foreign	7
												operations
							Unrecognized pension cost	(465,681)	465,681	-	-	-	(6)
							Treasury stock	(4,731,741)	-	-	(4,731,741)	Treasury shares
							Total other equity adjustments	(1,608,396)	(2,888,257)	-	(4,496,653)	Total other equity
							Total equity attributable to shareholders of the parent	101,169,536	(1,644,848)	-	99,524,688	Total equity attributable to owners of the Company

							MINORITY INTEREST	1,112,958	402,333	-	1,515,291	Non-controlling interests	(7)

							Total shareholders’ equity	102,282,494	(1,242,515)	-	101,039,979	Total equity

TOTAL	$223,878,095	$327,106	$875,694	$225,080,895	TOTAL		TOTAL	$223,878,095	$327,106	$875,694	$225,080,895	TOTAL

TABLE 2
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2012
(New Taiwan Dollars, in Thousands)

Assets							Liabilities and Equity
		Effect of Transition to Taiwan-IFRSs							Effect of Transition to Taiwan-IFRSs
		Recognition and							Recognition and
ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs			ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note	Item	Amount	Difference	Difference	Amount	Item	Note

CURRENT ASSETS							CURRENT LIABILITIES
Cash	$21,084,841	$-	$(935,953)	$20,148,888	Cash and cash equivalents	(1)	Short-term borrowings	$28,144,825	$-	$-	$28,144,825	Short-term borrowings
Financial assets at fair value through profit or loss - current	2,358,701	-	-	2,358,701	Financial assets at fair value through profit or loss - current		Financial liabilities at fair value through profit or loss - current	120,238	-	-	120,238	Financial liabilities at fair value through profit or loss - current
Available-for-sale financial assets - current	47,568	-	-	47,568	Available-for-sale financial assets - current		Hedging derivative liabilities - current	23,195	-	-	23,195	Derivative financial liabilities for hedging - current
Bond investment with no active market- current	89,640	-	-	89,640	Debt investments with no active market -current
							Accounts payable	21,854,694	-	-	21,854,694	Trade payables
Accounts receivable, net	31,619,341	-	206,210	31,825,551	Trade receivables	(9)	Income tax payable	1,672,376	-	-	1,672,376	Current tax liabilities
Other receivables	825,691	-	(109,943)	715,748	Other receivables		Accrued expenses	9,350,453	-	12,092,425	21,442,878	Other payables
-	-	-	222,695	222,695	Current tax assets		Dividends payable	4,242,007	-	(4,242,007)	-	-
Inventories	14,385,998	-	-	14,385,998	Inventories		Payable for properties	7,186,842	-	(7,186,842)	-	-
Inventories related to construction business	17,226,543	-	-	17,226,543	Inventories related to real estate business		Advance real estate receipts	499,551	-	-	499,551	Advance real estate receipts
Deferred income tax assets - current	1,109,857	-	(1,109,857)	-	-	(2)	Current portion of long-term bank loans	3,921,785	-	-	3,921,785	Current portion of long-term borrowings
Restricted assets	20,655	-	979,338	999,993	Other financial assets - current		Deferred income tax liabilities - current	10,242	-	(10,242)	-	-	(2)
Other current assets	3,128,943	7,790	(151,473)	2,985,260	Other current assets	(1)	Current portion of capital lease obligations	61,490	-	(61,490)	-	-
Total current assets	91,897,778	7,790	(898,983)	91,006,585	Total current assets		Other current liabilities	2,052,750	-	(395,876)	1,656,874	Other current liabilities	(9)
							Total current liabilities	79,140,448	-	195,968	79,336,416	Total current liabilities
LONG-TERM INVESTMENTS
Equity method investments	1,052,582	(38,797)	-	1,013,785	Investments accounted for using the equity method	(10)	LONG-TERM LIABILITIES	43,771,060	-	(207,607)	43,563,453	Bonds payable and long-term borrowings
Available-for-sale financial assets -noncurrent	268,803	-	847,278	1,116,081	Available-for-sale financial assets - non-current	(10)
							OTHER LIABILITIES
Financial assets carried at cost - noncurrent	847,278	-	(847,278)	-	-		Accrued pension cost	3,266,823	1,516,084	-	4,782,907	Accrued pension liabilities	(6)
Total long-term investments	2,168,663	(38,797)	-	2,129,866			Deferred income tax liabilities -noncurrent	617,046	-	872,935	1,489,981	Deferred tax liabilities	(2)

Property, plant and equipment, net	120,064,639	-	393,049	120,457,688	Property, plant and equipment	(4) and (5)	Others	459,098	-	207,607	666,705	Other non-current liabilities
							Total other liabilities	4,342,967	1,516,084	1,080,542	6,939,593
Intangible assets	16,035,709	(38,248)	(3,417,501)	12,579,960	Goodwill and other intangible assets	(3), (4) and (6)
							Total liabilities	127,254,475	1,516,084	1,068,903	129,839,462	Total liabilities
OTHER ASSETS
Idle assets	1,073,172	-	(1,073,172)	-	-	(4)	EQUITY ATTRIBUTABLE TO
Guarantee deposits	103,451	-	(103,451)	-	-		SHAREHOLDERS OF THE PARENT
Deferred charges	625,759	-	(625,759)	-	-	(4)	Capital stock	66,615,739	-	-	66,615,739	Share capital
Deferred income tax assets – noncurrent	1,424,395	394,293	1,972,550	3,791,238	Deferred tax assets	(2) and (6)	Capital surplus	8,571,046	(3,463,149)	-	5,107,897	Capital surplus	(7), (8) and (11)
Restricted assets	179,604	-	103,451	283,055	Other financial assets - non-current		Retained earnings	28,451,995	4,649,044	-	33,101,039	Retained earnings	7, (6), (8) and
-	-	-	3,835,259	3,835,259	Long-term prepayments for lease	(3)							(11)
Others	74,117	-	883,460	957,577	Other non-current assets	(5)	Other equity adjustments
Total other assets	3,480,498	394,293	4,992,338	8,867,129			Unrealized gain on financial instruments	274,510	-	19,252	293,762	Unrealized gain on available-for-sale financial
												assets
							-	-	-	(19,252)	(19,252)	Cash flow hedges
							Cumulative translation adjustments	2,213,458	(3,347,474)	-	(1,134,016)	Exchange differences on translating foreign	7
												operations
							Unrecognized pension cost	(464,131)	464,131	-	-	-	(6)
							Treasury stock	(1,959,107)	-	-	(1,959,107)	Treasury shares
							Total other equity adjustments	64,730	(2,883,343)	-	(2,818,613)	Total other equity
							Total equity attributable to shareholders of the parent	103,703,510	(1,697,448)	-	102,006,062	Total equity attributable to owners of the Company

							MINORITY INTEREST	2,689,302	506,402	-	3,195,704	Non-controlling interests	(7)

							Total shareholders’ equity	106,392,812	(1,191,046)	-	105,201,766	Total equity

TOTAL	$233,647,287	$325,038	$1,068,903	$235,041,228	TOTAL		TOTAL	$233,647,287	$325,038	$1,068,903	$235,041,228	TOTAL

TABLE 3
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2012
(New Taiwan Dollars, in Thousands)

Assets							Liabilities and Equity
		Effect of Transition to Taiwan-IFRSs							Effect of Transition to Taiwan-IFRSs
		Recognition and							Recognition and
ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs			ROC GAAP		Measure- ment	Presenta- tion	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note	Item	Amount	Difference	Difference	Amount	Item	Note

CURRENT ASSETS							CURRENT LIABILITIES
Cash	$20,265,551	$-	$(272,035)	$19,993,516	Cash and cash equivalents	(1)	Short-term borrowings	$36,884,926	$-	$-	$36,884,926	Short-term borrowings
Financial assets at fair value through profit or loss - current	4,035,000	-	-	4,035,000	Financial assets at fair value through profit or loss - current		Financial liabilities at fair value through profit or loss - current	467,148	-	-	467,148	Financial liabilities at fair value through profit or loss - current
Available-for-sale financial assets - current	48,266	-	-	48,266	Available-for-sale financial assets - current		Hedging derivative liabilities - current	4,524	-	-	4,524	Derivative financial liabilities for hedging - current
Bond investment with no active market- current	87,120	-	-	87,120	Debt investments with no active market - current
							Accounts payable	24,226,701	-	-	24,226,701	Trade payables
Accounts receivable, net	37,212,587	-	210,904	37,423,491	Trade receivables	(9)	Income tax payable	2,784,310	-	-	2,784,310	Current tax liabilities
Other receivables	572,183	-	(187,570)	384,613	Other receivables		Accrued expenses	9,500,430	-	6,191,764	15,692,194	Other payables
-	-	-	243,675	243,675	Current tax assets		Payable for properties	5,291,348	-	(5,291,348)	-	-
Inventories	15,171,042	-	-	15,171,042	Inventories		Advance real estate receipts	167,017	-	-	167,017	Advance real estate receipts
Inventories related to construction business	16,902,018	-	-	16,902,018	Inventories related to real estate business		Current portion of long-term bank loans	3,167,050	-	-	3,167,050	Current portion of long-term borrowings
Deferred income tax assets - current	762,552	-	(762,552)	-	-	(2)	Deferred income tax liabilities - current	246,180	-	(246,180)	-	-	(2)
Other current assets	2,986,004	4,902	215,930	3,206,836	Other current assets	(1)	Current portion of capital lease obligations	46,727	-	(46,727)	-	-
Total current assets	98,042,323	4,902	(551,648)	97,495,577	Total current assets		Other current liabilities	1,917,048	-	(642,785)	1,274,263	Other current liabilities	(9)
							Total current liabilities	84,703,409	-	(35,276)	84,668,133	Total current liabilities
LONG-TERM INVESTMENTS
Equity method investments	1,218,023	(40,152)	-	1,177,871	Investments accounted for using the equity method		LONG-TERM LIABILITIES	44,591,685	-	(3,969)	44,587,716	Bonds payable and long-term borrowings
Available-for-sale financial assets -					Available-for-sale financial assets -		OTHER LIABILITIES
noncurrent	320,026	(51,199)	827,882	1,096,709	non-current	(10)	Accrued pension cost	3,260,783	1,887,913	-	5,148,696	Accrued pension liabilities	(6)
Financial assets carried at cost - noncurrent	827,882	-	(827,882)	-	-	(10)	Deferred income tax liabilities – noncurrent	946,577	-	860,326	1,806,903	Deferred tax liabilities	(2)
Total long-term investments	2,365,931	(91,351)	-	2,274,580
							Others	542,593	-	3,969	546,562	Other non-current liabilities
Property, plant and equipment, net	126,150,296	-	1,047,478	127,197,774	Property, plant and equipment	(4) and (5)	Total other liabilities	4,749,953	1,887,913	864,295	7,502,161

Intangible assets	15,801,845	(37,353)	(3,403,223)	12,361,269	Goodwill and other intangible assets	(3), (4) and (6)	Total liabilities	134,045,047	1,887,913	825,050	136,758,010	Total liabilities

OTHER ASSETS							EQUITY ATTRIBUTABLE TO
Idle assets	1,092,502	-	(1,092,502)	-	-	(4)	SHAREHOLDERS OF THE PARENT
Deferred charges	427,967	-	(427,967)	-	-	(4)	Capital stock	76,047,667	-	-	76,047,667	Share capital
Deferred income tax assets – noncurrent	1,844,389	504,406	1,376,698	3,725,493	Deferred tax assets	(2) and (6)	Capital surplus	8,767,134	(3,505,005)	-	5,262,129	Capital surplus
Guarantee deposits and restricted assets	286,160	-	-	286,160	Other financial assets - non-current		Retained earnings	26,969,183	3,969,217	-	30,938,400	Retained earnings	(7), (8) and (11)
-	-	-	4,164,062	4,164,062	Long-term prepayments for lease	(3)							7, (6), (8) and
Others	492,702	-	(287,848)	204,854	Other non-current assets	(5)							(11)
Total other assets	4,143,720	504,406	3,732,443	8,380,569			Other equity adjustments
							Unrealized gain on financial instruments	401,938	(46,684)	-	355,254	Unrealized gain on available-for-sale financial assets	(10)
							-	-	(3,755)	-	(3,755)	Cash flow hedges
							Cumulative translation adjustments	119,987	(3,330,235)	-	(3,210,248)	Exchange differences on translating of foreign
												operations	7
							Unrecognized pension cost	(831,917)	831,917	-	-	-	(6)
							Treasury stock	(1,959,107)	-	-	(1,959,107)	Treasury shares
							Total other equity adjustments	(2,269,099)	(2,548,757)	-	(4,817,856)	Total other equity
							Total equity attributable to shareholders of the parent	109,514,885	(2,084,545)	-	107,430,340	Total equity attributable to owners of the Company
							MINORITY INTEREST	2,944,183	577,236	-	3,521,419	Non-controlling interests	(7)

							Total shareholders’ equity	112,459,068	(1,507,309)	-	110,951,759	Total equity

TOTAL	$246,504,115	$380,604	$825,050	$247,709,769	TOTAL		TOTAL	$246,504,115	$380,604	$825,050	$247,709,769	TOTAL

TABLE 4
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30, 2012
(New Taiwan Dollars, in Thousands)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
ROC GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

NET REVENUES	$45,872,457	$-	$-	$45,872,457	OPERATING REVENUE
COST OF REVENUES	37,014,793	(10,758)	15,991	37,020,026	OPERATING COSTS	(4), (6) and (11)
GROSS PROFIT	8,857,664	10,758	(15,991)	8,852,431	GROSS PROFIT
OPERATING EXPENSES					OPERATING EXPENSES
Research and development	1,947,639	1,820	616	1,950,075	Research and development expenses	(4), (6) and (11)
Selling	670,743	1,964	-	672,707	Selling and marketing expenses	(4), (6) and (11)
General and administrative	2,065,998	15,613	4,575	2,086,186	General and administrative expenses	(4), (6) and (11)
Total operating expenses	4,684,380	19,397	5,191	4,708,968	Total operating expenses
INCOME FORM OPERATIONS	4,173,284	(8,639)	(21,182)	4,143,463	PROFIT FROM OPERATIONS
NON-OPERATING INCOME AND GAINS					NON-OPERATING INCOME AND EXPENSES
Interest income	102,114	-	-	102,114	Other income
Foreign exchange gain, net	(370,932)	-	-	(370,932)	Other gains and losses
Gain on valuation of financial assets, net	178,234	-	-	178,234	Other gains and losses
Others	57,819	-	-	57,819	Other income and other gains and losses
Total non-operating income and gains	(32,765)	-	-	(32,765)	Total non-operating income and expenses
NON-OPERATING EXPENSES AND LOSSES					NON-OPERATING INCOME AND EXPENSES
Interest expense	494,034	-	-	494,034	Finance costs
Loss on valuation of financial assets	(100,049)	-	-	(100,049)	Other gains and losses
Loss on valuation of financial liabilities	(73,848)	-	-	(73,848)	Other gains and losses
Equity in earnings of equity method investments	9,143	678	-	9,821	Share of the loss of associates
Others	73,328	(3,942)	(21,182)	48,204	Other gains and losses and finance costs	(4)
Total non-operating expenses and losses	402,608	(3,264)	(21,182)	378,162	Total non-operating income and expenses
INCOME BEFORE INCOME TAX	3,737,911	(5,375)	-	3,732,536	PROFIT BEFORE INCOME TAX
INCOME TAX EXPENSE	442,281	-	-	442,281	INCOME TAX EXPENSE
NET INCOME	$3,295,630	$(5,375)	$-	3,290,255	NET PROFIT FOR THE PERIOD
				690,639	Exchange differences on translating foreign operations
				(28,525)	Unrealized losses on available-for-sale financial assets
				13,567	Cash flow hedges
				(103,309)	Share of the other comprehensive income of associates
				(2,306)	Income tax relating to the components of other comprehensive income
				570,066	Other comprehensive income for the period, net of income tax
				$3,860,321	Total comprehensive income for the period

TABLE 5
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2012
(New Taiwan Dollars, in Thousands)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
ROC GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

NET REVENUES	$88,973,087	$-	$-	$88,973,087	OPERATING REVENUE
COST OF REVENUES	72,927,686	(19,691)	32,559	72,940,554	OPERATING COSTS	(4), (6) and (11)
GROSS PROFIT	16,045,401	19,691	(32,559)	16,032,533	GROSS PROFIT
OPERATING EXPENSES					OPERATING EXPENSES
Research and development	3,705,961	3,395	1,103	3,710,459	Research and development expenses	(4), (6) and (11)
Selling	1,335,822	3,932	-	1,339,754	Selling and marketing expenses	(4), (6) and (11)
General and administrative	3,983,895	30,729	9,273	4,023,897	General and administrative expenses	(4), (6) and (11)
Total operating expenses	9,025,678	38,056	10,376	9,074,110	Total operating expenses
INCOME FORM OPERATIONS	7,019,723	(18,365)	(42,935)	6,958,423	PROFIT FROM OPERATIONS
NON-OPERATING INCOME AND GAINS					NON-OPERATING INCOME AND EXPENSES
Interest income	201,582	-	-	201,582	Other income
Foreign exchange gain, net	135,059	-	-	135,059	Other gains and losses
Gain on valuation of financial assets, net	178,234	-	-	178,234	Other gains and losses
Others	302,747	-	-	302,747	Other income and other gains and losses
Total non-operating income and gains	817,622	-	-	817,622	Total non-operating income and expenses
NON-OPERATING EXPENSES AND LOSSES					NON-OPERATING INCOME AND EXPENSES
Interest expense	984,011	-	-	984,011	Finance costs
Loss on valuation of financial liabilities	272,666	-	-	272,666	Other gains and losses
Equity in earnings of equity method investments	18,251	1,356	-	19,607	Share of the loss of associates
Others	241,342	(3,942)	(42,935)	194,465	Other gains and losses and finance costs	(4)
Total non-operating expenses and losses	1,516,270	(2,586)	(42,935)	1,470,749	Total non-operating income and expenses
INCOME BEFORE INCOME TAX	6,321,075	(15,779)	-	6,305,296	PROFIT BEFORE INCOME TAX
INCOME TAX EXPENSE	907,004	-	-	907,004	INCOME TAX EXPENSE
NET INCOME	$5,414,071	$(15,779)	$-	5,398,292	NET PROFIT FOR THE PERIOD
				(1,134,606)	Exchange differences on translating foreign operations
				39,113	Unrealized gains on available-for-sale financial assets
				35,084	Cash flow hedges
				(28,623)	Share of the other comprehensive income of associates
				(5,964)	Income tax relating to the components of other comprehensive income
				(1,094,996)	Other comprehensive income for the period, net of income tax
				$4,303,296	Total comprehensive income for the period

TABLE 6
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(New Taiwan Dollars, in Thousands)

		Effect of Transition to Taiwan-IFRSs
		Recognition and
ROC GAAP		Measurement	Presentation	Taiwan-IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

NET REVENUES	$193,972,392	$-	$-	$193,972,392	OPERATING REVENUE
COST OF REVENUES	157,348,622	(42,684)	46,642	157,352,580	OPERATING COSTS	(4), (6) and (11)
GROSS PROFIT	36,623,770	42,684	(46,642)	36,619,812	GROSS PROFIT
OPERATING EXPENSES					OPERATING EXPENSES
Research and development	7,874,210	2,140	1,058	7,877,408	Research and development expenses	(4), (6) and (11)
Selling	2,762,763	5,696	-	2,768,459	Selling and marketing expenses	(4), (6) and (11)
General and administrative	8,225,415	42,301	19,144	8,286,860	General and administrative expenses	(4), (6) and (11)
Total operating expenses	18,862,388	50,137	20,202	18,932,727	Total operating expenses
INCOME FORM OPERATIONS	17,761,382	(7,453)	(66,844)	17,687,085	PROFIT FROM OPERATIONS
NON-OPERATING INCOME AND GAINS					NON-OPERATING INCOME AND EXPENSES
Interest income	322,197	-	-	322,197	Other income
Gain on valuation of financial assets, net	420,845	-	-	420,845	Other gains and losses
Foreign exchange gain, net	965,404	-	-	965,404	Other gains and losses
Equity in earnings of equity method investments	61,374	(2,710)	-	58,664	Share of the profit of associates
Others	665,409	-	-	665,409	Other income and other gains and losses
Total non-operating income and gains	2,435,229	(2,710)	-	2,432,519	Total non-operating income and expenses
NON-OPERATING EXPENSES AND LOSSES					NON-OPERATING INCOME AND EXPENSES
Interest expense	2,004,315	-	-	2,004,315	Finance costs
Loss on valuation of financial liabilities	1,138,509	-	-	1,138,509	Other gains and losses
Impairment loss	97,234	-	-	97,234	Other gains and losses
Others	366,017	(3,942)	(66,844)	295,231	Other gains and losses and finance costs	(4)
total non-operating expenses and losses	3,606,075	(3,942)	(66,844)	3,535,289	Total non-operating income and expenses
INCOME BEFORE INCOME TAX	16,590,536	(6,221)	-	16,584,315	PROFIT BEFORE INCOME TAX
INCOME TAX EXPENSE	3,041,628	19,104	-	3,060,732	INCOME TAX EXPENSE
NET INCOME	$13,548,908	$(25,325)	$-	13,523,583	NET PROFIT FOR THE PERIOD
				(3,272,076)	Exchange differences on translating foreign operations
				15,417	Unrealized gains on available-for-sale financial assets
				44,617	Cash flow hedges
				55,401	Share of the other comprehensive income of associates
				(809,256)	Actuarial losses arising from defined benefit plans
				138,631	Income tax relating to the components of other comprehensive income
				(3,827,266)	Other comprehensive income for the period, net of income tax
				$9,696,317	Total comprehensive income for the period

ANNEX B

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Six Months Ended June 30,
	2012	2013
	(unaudited)
	(percentage of operating revenues)
Taiwan IFRSs
Operating revenues	100.0%	100.0%
Packaging	55.7	54.5
Testing	12.0	12.4
Electronic manufacturing services	30.7	30.9
Others	1.6	2.2
Operating costs	(82.0)	(81.1)
Gross profit	18.0	18.9
Operating expenses	(10.2)	(9.8)
Profit from operations	7.8	9.1
Non-operating expenses, net	(0.7)	(0.8)
Profit before income tax	7.1	8.3
Income tax expense	(1.0)	(2.0)
Net profit	6.1%	6.3%
Attributable to
Owners of the parent company	5.9%	6.1%
Non-controlling interests	0.2	0.2
	6.1%	6.3%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Six Months Ended June 30,
	2012	2013
	(unaudited) (percentage of operating revenues)
Taiwan IFRSs
Gross profit
Packaging	18.4%	18.4%
Testing	31.0%	36.6%
Electronic manufacturing services	11.6%	10.8%
Overall	18.0%	18.9%

The following table sets forth, for the periods indicated, a breakdown of our total operating cost and operating expenses, expressed as a percentage of operating revenues.

	Six Months Ended June 30,
	2012	2013
	(unaudited) (percentage of operating revenues)
Taiwan IFRSs
Operating costs
Raw materials	45.1%	43.6%
Labor	13.2	13.5
Depreciation, amortization and rental expense	12.0	12.3
Others	11.7	11.7
Total operating costs	82.0%	81.1%

Operating expenses
Selling, general and administrative	6.0%	5.5%
Research and development	4.2	4.3
Total operating expenses	10.2%	9.8%

Results of Operations

Operating Revenues

Operating revenues increased 11.2% to NT$98,949.6 million (US$3,302.7 million) for the six months ended June 30, 2013 from NT$88,973.1 million for the six months ended June 30, 2012, primarily attributable to an increase in revenues from our packaging business and electronic manufacturing service business. Packaging revenues increased 8.8% to NT$53,924.0 million (US$1,799.9 million) for the six months ended June 30, 2013 from NT$49,571.3 million for the six months ended June 30, 2012. Testing revenues increased 14.2% to NT$12,228.4 million (US$408.2 million) for the six months ended June 30, 2013 from NT$10,710.3 million for the six months ended June 30, 2012. Revenues from our electronic manufacturing services business increased 11.7% to NT$30,568.5 million (US$1,020.3 million) for the six months ended June 30, 2013 from NT$27,355.5 million for the six months ended June 30, 2012. The increase in packaging revenues was primarily due to an increase in the sale of advanced packaging products with higher selling prices. The increase in testing revenues was primarily due to an increase in the sale of advanced testing services with higher selling prices. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders of computing products from original design manufacturers.

Gross Profit

Gross profit increased 16.7% to NT$18,712.5 million (US$624.6 million) for the six months ended June 30, 2013 from NT$16,032.5 million for the six months ended June 30, 2012. Our gross profit as a percentage of operating revenues, or gross margin, increased to 18.9% for the six months ended June 30, 2013 from 18.0% for the six months ended June 30, 2012. This increase was primarily due to a stronger growth in our higher margin packaging and testing business coupled with more disciplined cost control and capital expenditure measures employed in 2013. Raw material costs for the six months ended June 30, 2013 were NT$43,131.9 million (US$1,439.6 million) compared to NT$40,162.7 million for the six months ended June 30, 2012. As a percentage of operating revenues, raw material costs decreased to 43.6% for the six months ended June 30, 2013 from 45.1% for the six months ended June 30, 2012, primarily because of (i) an increase in revenue contribution by packaging services with lower raw materials cost and (ii) a decrease in the gold price for the six months ended June 30, 2013. Labor cost for the six months ended June 30, 2013 was NT$13,380.1 million (US$446.6 million) compared to NT$11,730.7 million for the six months ended June 30, 2012. As a percentage of operating revenues, labor cost increased to 13.5% for the six months ended June 30, 2012 from 13.2% for the six months ended June 30, 2012. This increase was primarily due to an increase in salaries and bonuses as a result of an increase in headcount of manufacturing staff for the six months ended June 30, 2013.

Depreciation, amortization and rental expenses for the six months ended June 30, 2013 were NT$12,141.2 million (US$405.2 million), compared to NT$10,715.2 million for the six months ended June 30, 2012. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 12.3% for the six months ended June 30, 2013 from 12.0% for the six months ended June 30, 2012. This increase was primarily due to the acquisition of new equipment during the second half of 2012. Our gross margin for packaging business remained at 18.4% for the six months ended June 30, 2013 and 2012. Our gross margin for testing business increased to 36.6% for the six months ended June 30, 2013 from 31.0% for the six months ended June 30, 2012 due to the increased sale of advanced testing services with higher gross margin. Our gross margin for electronic manufacturing services business decreased to 10.8% for the six months ended June 30, 2013 from 11.6% for the six months ended June 30, 2012 primarily due to an increase in raw materials cost as a percentage of operating revenues as a result of change in product mix.

Profit from Operations

Profit from operations increased 29.4% to NT$9,002.5 million (US$300.5 million) for the six months ended June 30, 2013 compared to NT$6,958.4 million for the six months ended June 30, 2012. Our profit from operations as a percentage of operating revenues, or operating margin, increased to 9.1% for the six months ended June 30, 2013 from 7.8% for the six months ended June 30, 2012, primarily due to an increase in the gross margin, partially offset by an increase in operating expenses. Operating expense increased 7.0% to NT$9,709.9 million (US$324.1 million) for the six months ended June 30, 2013 compared to NT$9,074.1 million for the six months ended June 30, 2012. The increase in operating expense was primarily due to increases in the research and development expense. Selling, general and administrative expense increased 1.9% to NT$5,465.5 million (US$182.4 million) for the six months ended June 30, 2013 from NT$5,363.7 million for the six months ended June 30, 2012, primarily due to an increase in salaries and bonuses as a result of an increase in headcount of administrative and selling staff for the six months ended June 30, 2013, which was partially offset by a decrease in depreciation and amortization expense for the same period. Selling, general and administrative expense represented 5.5% of our operating revenues for the six months ended June 30, 2013 compared to 6.0% for the six months ended June 30, 2012. Research and development expense increased 14.4% to NT$4,244.4 million (US$141.7 million) for the six months ended June 30, 2013 from NT$3,710.5 million for the six months ended June 30, 2012. Research and development expense represented 4.3% of our operating revenues for the six months ended June 30, 2013 compared to 4.2% for the six months ended June 30, 2012. This increase in the research and development expense was primarily due to an increase in salaries and bonuses as a result of an increase in headcount of research and development staff for the six months ended June 30, 2013.

Non-Operating Expenses

We incurred net non-operating expenses of NT$805.9 million (US$26.9 million) for the six months ended June 30, 2013 compared to net non-operating expenses of NT$653.1 million for the six months ended June 30, 2012. This change was primarily due to a decrease in interest income in the amount of NT$115.3 million (US$3.8 million) and an increase in finance costs (consisting mainly of interest expenses) in the amount of NT$70.6 million (US$2.4 million).

Net Profit

Net profit attributable to owners of the Company increased 15.4% to NT$6,051.0 million (US$202.0 million) for the six months ended June 30, 2013 from NT$5,242.4 million for the six months ended June 30, 2012. Our diluted earnings per share increased 14.5% to NT$0.79 (US$0.03) for the six months ended June 30, 2013 from diluted earnings per share of NT$0.69 for the six months ended June 30, 2012. Our income tax expense increased 112.7% to NT$1,929.5 million (US$64.4 million) for the six months ended June 30, 2013 from NT$907.0 million for the six months ended June 30, 2012, primarily due to the income tax on undistributed earnings for the year ended December 31, 2012 and the income tax on our real estate business in the PRC.

Cash Flows

Net cash generated from operating activities was NT$20,130.2 million (US$671.9 million) for the six months ended June 30, 2013. We recorded a consolidated income before tax of NT$8,196.7 million (US$273.6 million) for the six months ended June 30, 2013, which was positively adjusted mainly for the non-cash item of depreciation and amortization of NT$12,692.3 million (US$423.6 million).

Net cash used in investing activities was NT$13,426.0 million (US$448.1 million) for the six months ended June 30, 2013 primarily due to our payments for property, plant and equipment of NT$13,094.4 million (US$437.1 million) in connection with our purchase of new advanced equipment for the six months ended June 30, 2013.

Net cash used in financing activities was NT$2,486.5 million (US$83.0 million) for the six months ended June 30, 2013. This amount reflected the net repayment of long-term borrowings of NT$973.3 million (US$32.5 million) and a decrease short-term borrowings of NT$1,516.7 million (US$50.6 million).